     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 1998



                                                      REGISTRATION NO. 333-41679

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           PRIMERA FOODS CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)
                            ------------------------

           DELAWARE                             2015                            39-1596279
   (State or jurisdiction of        (Primary Standard Industrial             (I.R.S. Employer
incorporation or organization)       Classification Code Number)            Identification No.)

                              612 SOUTH 8TH STREET
                            CAMERON, WISCONSIN 54822
                                 (715) 458-4075
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                                 JON E. LUIKART
                            CHIEF EXECUTIVE OFFICER
                           PRIMERA FOODS CORPORATION
                              612 SOUTH 8TH STREET
                            CAMERON, WISCONSIN 54822
                                 (715) 458-4075
 (Name, Address, Including Zip Code, and Telephone Number of Agent for Service)
                            ------------------------
                                   COPIES TO:


           JEFFREY C. ROBBINS, ESQ.                            DOUGLAS R. WRIGHT, ESQ.
             PAUL L. SCHULTZ, ESQ.                            JEFFREY A. SHERMAN, ESQ.
            MESSERLI & KRAMER P.A.                         PARCEL, MAURO & SPAANSTRA, P.C.
      150 SOUTH FIFTH STREET, SUITE 1800                 1801 CALIFORNIA STREET, SUITE 3600
         MINNEAPOLIS, MINNESOTA 55402                          DENVER, COLORADO 80202
           TELEPHONE: (612) 672-3600                          TELEPHONE: (303) 292-6400


                            ------------------------


     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE


=======================================================================================================
                                                                PROPOSED MAXIMUM         AMOUNT OF
                      TITLE OF SHARES                              AGGREGATE           REGISTRATION
                      TO BE REGISTERED                         OFFERING PRICE(1)            FEE
-------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value...............................      $13,800,000            $4,071.00
-------------------------------------------------------------------------------------------------------
Representative's Warrants...................................          $150                 $0.04
-------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value, underlying Representative's
  Warrants..................................................       $1,440,000             $424.80
-------------------------------------------------------------------------------------------------------
Previously Paid.............................................           --                $4,071.00
-------------------------------------------------------------------------------------------------------
Amount Owed.................................................           --                 $424.84
=======================================================================================================


(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o).
                            ------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                     SUBJECT TO COMPLETION, APRIL 30, 1998


PROSPECTUS

                                1,500,000 SHARES


                         PRIMERA FOODS CORPORATION LOGO

                                  COMMON STOCK
                            ------------------------

     All of the 1,500,000 shares of Common Stock offered hereby are being offered by Primera Foods Corporation ("Primera" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $7.00 and $8.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "PRMF."



     Cham Foods (Israel), Ltd. ("Cham Foods"), the Company's sole stockholder, will receive approximately $2.0 million of the net proceeds of this offering.

                            ------------------------


SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT
   SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS OF THE COMMON STOCK OFFERED
                                    HEREBY.


                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATIVE TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===============================================================================================================
                                                                         UNDERWRITING
                                                     PRICE TO           DISCOUNTS AND          PROCEEDS TO
                                                      PUBLIC            COMMISSIONS(1)          COMPANY(2)
---------------------------------------------------------------------------------------------------------------
Per Share.....................................          $                     $                     $
Total(3)......................................          $                     $                     $
===============================================================================================================


(1) Excludes the value of warrants to be issued to the Representative to purchase up to 150,000 shares of Common Stock. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated
    at $               , including a non-accountable expense allowance payable
    to the Representative.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 225,000 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $          , $          , and $          ,
    respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are being offered severally by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to other conditions. It is expected that delivery of the certificates representing the shares of Common Stock will be made against payment therefor at the offices of Cruttenden Roth Incorporated,
Irvine, California, on or about                     , 1998.

                            ------------------------


                       CRUTTENDEN ROTH INCORPORATED LOGO


             The date of this Prospectus is                , 1998.

Primera is a leading producer and wholesale distributor of value-added dried egg products.
      (PICTURE OF AUTOMATED EGG BREAKING SYSTEM)

                                                          The Company uses
                                                     automated processing
                                                     systems to break shell eggs
                                                     and separate and extract
                                                     the components.

                                      (PICTURE OF SPRAY DRYING SYSTEM)

     The Company uses
automated spray drying
systems to remove the water
from the liquid egg
components.

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE OVER-ALLOTMENT, STABILIZING BIDS AND PURCHASES, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, references to the "Company" or "Primera" shall refer to Primera Foods Corporation and its consolidated subsidiary. Except as otherwise specified or the context otherwise requires, shares and per share information contained in this Prospectus gives effect to the 2,906.3-for-1 stock split effected by the Company in December 1997. Unless otherwise indicated, the information in this Prospectus does not give effect to (i) 400,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Option Plan, (ii) 150,000 shares of Common Stock issuable upon exercise of the Representative's Warrants and (iii) 225,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any. This Prospectus contains forward-looking statements that involve risks and uncertainties.


                                  THE COMPANY


     Primera Foods Corporation is a leading producer and wholesale distributor of value-added dried egg products, consisting of egg white, egg yolk and whole egg powder. The Company markets its dried egg products to consumer food companies for use as an ingredient in the preparation of both ready-to-eat foods such as baked goods and salad dressings and ready-to-prepare foods such as cake mixes and pastas. The Company estimates that it produces approximately 15% of all dried egg products in the United States, making it one of the largest producers of dried egg products. In 1997, the Company processed liquid egg into
19.5 million pounds of value-added dried egg products. The Company's objective is to become a diversified processor, packager and distributor of food products and ingredients for consumer food companies.



     The processed food industry has grown substantially over the past 15 years, as consumer food companies increasingly are required to satisfy consumers' desires for safe, healthful and high quality foods that are packaged for convenient handling, cooking and consumption. In turn, consumer food companies have sought to increase the efficiency of their operations by demanding ingredients from suppliers that are simple to ship, store and incorporate into their product lines. Value-added dried egg products, such as those produced by Primera, offer advantages over shell eggs or liquid egg used in the manufacture of food products, including an extended shelf life, easier handling and protection from bacteria and other contaminants. As a result, according to United States Department of Agriculture ("USDA") statistics, the dried egg industry has grown at an average annual compounded rate of 3.7% since 1990, including a 10.5% increase during the 12 months ended September 30, 1997 with total sales of approximately 135.4 million pounds of dried egg products.



     In 1995, Primera commenced a strategy that focused on increasing sales of its value-added dried egg products. As a result, the Company's net sales of value-added dried egg products grew from $24.2 million in 1994 to $43.1 million in 1997. In early 1997, the Company redirected its sales and marketing strategy to concentrate on customers recognizing the value of Primera's quality products and services. As a result of this shift, the Company's raw materials purchasing practices and improved operating efficiencies, Primera's gross margin increased to 14.4% for 1997 as compared to 9.5% in 1996. The Company has established long-term relationships with many consumer food companies such as The Pillsbury Company, Borden, Inc. and McKee Foods Corporation.



     Primera's management has extensive experience in the food processing industry and believes the market for providing certain value-added food processing services to consumer food companies is substantial and growing. The Company intends to pursue the following strategies: (i) continue to produce high quality products; (ii) execute strategic acquisitions; (iii) develop additional value-added food products; (iv) continue to improve operating efficiencies; and
(v) manage its raw material supply. The Company is not engaged in any negotiations and has not entered into any letter of intent or agreement regarding any acquisition.


     The Company was formed in 1986 as a Delaware corporation under the name Primegg, Ltd. In December 1997, the Company changed its name to Primera Foods Corporation. The Company's executive offices are located at 612 South 8th Street, Cameron, Wisconsin 54822. The Company's telephone number is (715) 458-4075.

                                  RISK FACTORS



     Investors should carefully consider the matters discussed under "Risk Factors" prior to making an investment decision regarding the Common Stock offered hereby. Such risks include those relating to: (i) the volatility of shell and liquid egg prices; (ii) the Company's dependence on third party raw material suppliers; (iii) permitting, financing, construction and operation of the proposed egg-laying and breaking facility; (iv) the Company's acquisition strategy and management of the Company's planned growth; (v) the Company's significant outstanding indebtedness; (vi) customer concentration and international sales; (vii) general agricultural industry and environmental matters; (viii) the impact of any future decline for egg products; (ix) the impact of governmental regulations; (x) competition; (xi) the Company's dependence upon key personnel and two independent food brokers; (xii) the Company's proposed repayment of $2.0 million to Cham Foods; and (xiii) Cham Foods' majority ownership of the Company's Common Stock upon completion of this offering.



                                  THE OFFERING



Common Stock offered by the Company..............    1,500,000 shares
Common Stock outstanding after the Offering......    5,375,000 shares(1)
Use of Proceeds..................................    Repayment of certain outstanding indebtedness,
                                                     including indebtedness to certain related
                                                     parties, construction of an egg-laying and
                                                     breaking facility, potential acquisitions and
                                                     working capital and general corporate
                                                     purposes. See "Use of Proceeds" and "Certain
                                                     Transactions."
Proposed Nasdaq National Market symbol...........    PRMF


-------------------------
(1) Excludes (i) 400,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Option Plan, (ii) 150,000 shares of Common Stock issuable upon exercise of the Representative's Warrants and (iii) 225,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA


                                                                                           THREE MONTHS
                                                                                              ENDED
                                              YEARS ENDED DECEMBER 31,                      MARCH 31,
                                 ---------------------------------------------------    ------------------
                                  1993       1994       1995       1996       1997       1997       1998
                                  ----       ----       ----       ----       ----       ----       ----
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales....................  $32,903    $31,593    $33,136    $53,708    $50,375    $13,992    $11,626
  Income from operations.......      607        769      1,356      2,876      5,150      1,352      1,250
  Net income (loss)............      (58)    (1,119)       542      1,174      3,042        788        650
  Net income (loss) per share
     basic and diluted.........  $ (0.01)   $ (0.29)   $  0.14    $  0.30    $  0.78    $  0.20    $  0.17
  Weighted average common and
     common equivalent shares
     outstanding...............    4,844      3,875      3,875      3,875      3,875      3,875      3,875
OPERATING DATA:
  Dozens of eggs
     processed(1)..............   42,092     46,925     53,858     73,025     74,801     18,283     18,164



                                                                AS OF MARCH 31, 1998
                                                              -------------------------
                                                              ACTUAL     AS ADJUSTED(2)
                                                              ------     --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................................  $ 2,965       $ 9,347
  Total assets..............................................   19,200        23,582
  Long-term debt, less current maturities...................    5,426         2,029
  Stockholders' equity......................................    4,855        14,635


------------------------
(1) Defined as dozens of shell eggs, including the shell egg equivalent of liquid egg purchased as raw material.


(2) As adjusted to give effect to the sale of 1,500,000 shares of Common Stock offered hereby based upon an assumed initial public offering price of $7.50 per share and the application of the estimated net proceeds. See "Use of Proceeds."

                                  RISK FACTORS


     This Prospectus contains certain forward-looking statements, including the plans and objectives of management for the business, operations and economic performance of the Company. The forward-looking statements and associated risks set forth in this Prospectus may include or relate to, among other things, (i) the ability of the Company to finance, construct and operate its proposed egg-laying and breaking facility, (ii) the ability of the Company to consummate strategic acquisitions of businesses and integrate such acquisitions into the Company's operations, (iii) demand and preferences for dried and liquid egg products produced by the Company, (iv) general health concerns regarding consumption of egg products, (v) the size and growth rate of the egg industry,
(vi) seasonality of the egg producing business and (vii) competition from other producers of dried and liquid egg products. The forward-looking statements included herein are based upon current expectations that involve a number of risks and uncertainties. These forward-looking statements are based upon assumptions that the Company will continue to manage and operate its business effectively, that competitive conditions within the egg industry will not change materially or adversely, that demand for liquid and dried egg products will increase or at least remain at current levels, that the Company will be able to finance, construct and operate its proposed egg-laying and breaking operation, that the Company will be able to acquire and successfully integrate businesses into the Company's operations and that there will be no material adverse change in the Company's business, financial condition and results of operations.



     In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its business prospects before purchasing shares offered by this Prospectus.


VOLATILITY OF EGG PRICES


     The Company's principal raw material is liquid egg. The Company obtains liquid egg by purchasing shell eggs and extracting the liquid egg or through direct purchases of liquid egg. Prices for shell and liquid eggs vary considerably, and there is no assurance that the Company will be able to purchase its requirements of shell or liquid eggs at acceptable prices. In order to manage their exposure to egg market prices, the Company's larger customers seek contracts ranging from two to six months that fix the price of the Company's products to be delivered in the future. These contracts have had an adverse effect on the Company's margins and results of operations when the cost of shell or liquid eggs increased during the term of the contract and may have a similar effect in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Business -- Customers."


DEPENDENCE ON THIRD-PARTY SUPPLIERS


     The Company currently purchases all of its raw materials from third-party suppliers. Approximately one-third of the Company's raw material requirements are provided by Golden Oval Eggs, a division of Midwest Investors of Renville, Inc. ("Golden Oval"), under a contract that expires in November 2001. The Company satisfies the balance of its raw material requirements by the purchase of shell eggs from approximately 35 additional egg producers and by the purchase of shell eggs and liquid egg in the open market. The Company has long-term supply agreements with only a limited number of these additional producers. In the event that the relationships with any of these suppliers are terminated or suspended for any reason, including competition or fire or any other natural disaster, there can be no assurance that the Company's supply of shell or liquid eggs would not be disrupted or interrupted. Such a disruption or interruption of the Company's supply of shell or liquid eggs could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Business -- Operations."


RISKS ASSOCIATED WITH PROSPECTIVE EGG-LAYING AND BREAKING FACILITY

     The Company intends to use approximately $2.0 million of the net proceeds from this offering, together with funds provided by state and local agencies and other sources, to develop and construct an approximately $15.0 million egg-laying and breaking facility, together with a feed mill, near the Company's Cameron,

Wisconsin location. In March 1998, the Dunn County Board of Adjustment granted the Company a special exception permit for the construction and operation of the egg-laying and breaking facility. In April 1998, Jerome Foods, Inc., a turkey producer with facilities located near the proposed egg-laying and breaking facility, filed a complaint against the Dunn County Board of Adjustment in Wisconsin Circuit Court, alleging that the granting of the special exception permit to the Company was improper. In the event the Company is prohibited from constructing the egg-laying and breaking facility at the current site, the Company intends to seek alternate locations for such facility which would necessitate additional delays and costs.



     Additionally, the Company has not yet obtained the other required state and local approvals, any commitment for the debt financing necessary to construct the facility or the consent of First Bank Systems Business Finance ("FBS"), which is required pursuant to the terms of the Company's line of credit (the "Line of Credit") prior to the Company incurring any additional indebtedness. There can be no assurance the Company will obtain the necessary approvals, financing or consent on terms acceptable to the Company, or at all. If the Company is unable to obtain such approvals, financing or consent, it would be unable to construct the egg-laying and breaking facility and would continue to rely on third party suppliers for its raw material needs.



     Subject to the foregoing, the Company expects to begin placement of egg-laying hens and commence operations in March 1999. The facility is expected to be completed in 2000. Construction projects such as the Company's egg-laying and breaking facility entail risks, including shortages of materials and skilled labor, unanticipated environmental, engineering or geological problems, work stoppages, weather interference, difficulties with regulatory agencies and unanticipated cost increases, any of which could give rise to delays and cost overruns.



     The Company's management has limited experience in the operation and maintenance of an egg-laying facility and feed mill. These operations will be subject to all the risks inherent in any agricultural operation, including those associated with the acquisition and care of hens and fluctuations in feed prices. In addition, these operations are subject to ongoing environmental risks and opposition, whether valid or unfounded, from special interest groups. Although the facility is intended to provide the Company with a predictable and low-cost supply of raw material, there is no assurance that this objective will be met. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Business -- Raw Material Supply."


RISKS ASSOCIATED WITH ACQUISITIONS


     The Company intends to pursue strategic acquisitions of businesses that either expand or complement its business. A substantial portion of the Company's capital resources, including a portion of the proceeds from this offering, could be used for these acquisitions. The Company will evaluate specific acquisition opportunities based on prevailing market and economic conditions. Acquisitions could require integration of dissimilar operations or assets, assimilation of new employees, diversion of management time and resources, increases in administrative costs, potential loss of key employees of an acquired company and additional costs associated with debt or equity financing. These factors and the Company's lack of experience in new markets it may enter through acquisitions could adversely affect the Company's results of operations or financial condition. Acquisitions also could result in dilution to existing stockholders, including those purchasing shares of Common Stock in this offering. The Company may encounter increased competition for acquisitions in the future, which could result in acquisition prices the Company does not consider acceptable and adversely affect the Company's acquisition strategy. There can be no assurance that the Company will be able to identify suitable acquisition candidates at acceptable prices or succeed in integrating any acquired business into the Company's existing business or in retaining key customers of acquired businesses. There also can be no assurance that the Company will have sufficient available capital resources to execute its acquisition strategy. See "Use of Proceeds" and "Business -- Primera Strategies."

SIGNIFICANT OUTSTANDING AND FUTURE INDEBTEDNESS; SECURITY INTERESTS



     In order to finance its capital requirements, the Company has incurred significant indebtedness. At March 31, 1998, there was outstanding approximately $3.4 million of indebtedness under the Line of Credit and $310,000 of indebtedness under a term note (the "Term Loan") with FBS, $4.0 million under unsecured promissory notes to Cham Foods and Egis Holdings Ltd. ("Egis"), the largest stockholder of Cham Foods and $1.5 million under promissory notes to United Community Bank and Bank of Sun Prairie. On April 1, 1998 the Company repaid Egis with proceeds borrowed from Cham Foods. The Company's required debt service payments under the Line of Credit, the Term Loan and the promissory notes total $52,000 per month. In connection with obtaining the Line of Credit, the Company granted FBS a security interest in all of the Company's accounts receivable, intangibles, inventory and property and equipment. The Line of Credit requires the Company to maintain certain ratios regarding leverage and cash flow. In addition, the Line of Credit agreement limits the Company's ability to make capital expenditures and to pay interest and principal on notes payable to related parties. In the event of a default, FBS could declare the Company's indebtedness immediately due and payable. In such event, FBS could foreclose on the Company's assets in which FBS has a security interest. Moreover, to the extent that the Company's assets continue to secure such indebtedness, such assets will not be available to secure additional indebtedness. Although the Company has allocated $5.4 million of the proceeds of this offering to repay $2.0 million of the unsecured notes owed to Cham Foods and to reduce the outstanding balance on the Line of Credit, it has not allocated any proceeds to repay the balance of the unsecured notes, the Term Loan or the $1.5 million balance due to United Community Bank and Bank of Sun Prairie. If the Company is not able to obtain additional financing or pay such notes with its cash flows, the Company could be required to use a portion of the proceeds of this offering to repay such amounts then outstanding and would have fewer funds available for other purposes.



     The Company anticipates incurring indebtedness of approximately $13.0 million in connection with the development and construction of the egg-laying and breaking facility and related feed mill which must be repaid out of future cash flows or other sources, including proceeds of this offering. Prior to incurring such indebtedness, the Company must obtain the approval of FBS pursuant to the terms of the Line of Credit agreement. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "-- Liquidity and Capital Resources," "Business -- Operations" and "Certain Transactions."


DEPENDENCE ON KEY CUSTOMERS


     In 1997, the Company's ten largest customers accounted for over 69% of the Company's net sales. The Pillsbury Company and Bender-Goodman Company accounted for over 26% and 14%, respectively, of the net sales for such period. The loss of, or any material reduction in, sales to any significant customer could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has not entered into any long-term contracts with any of its customers, nor is any customer obligated to order additional products from the Company. There can be no assurance that the Company will be able to retain existing customers or attract new customers. See "Business -- Customers."


AGRICULTURAL RISKS

     The Company's production activities are subject to all the general risks to which the agricultural industry is exposed. These factors include risks associated with weather conditions, animal diseases and natural disasters that could adversely affect the available supply of raw materials needed for the Company's operations. These risks are not within Primera's control and could have a material adverse effect on the Company's operations.

FOOD CONSUMPTION RISKS AND DECLINE IN EGG CONSUMPTION

     Per capita consumption of eggs declined significantly from the early 1980s through 1995 due in part to public health and safety concerns regarding blood cholesterol levels and bacterial contamination. Despite a recent upward trend, there can be no assurance that per capita consumption of eggs will not decline. Adverse publicity regarding eggs and egg products could adversely affect demand. Although according to the USDA, eggs broken for use in dried, liquid and frozen products increased from approximately 805.6 million dozen for the 12 months ended September 30, 1985 to nearly 1.6 billion dozen for the 12 months ended September 30, 1997, there can be no assurance that demand for egg products will continue to increase or not decline in the future. See "Business -- Industry Background."


GOVERNMENT REGULATION


     The manufacture, processing, packaging, storage, distribution and labeling of food products are subject to extensive federal, state and local regulation. The Company is regulated by the Food and Drug Administration (the "FDA") and the USDA. The Company's facilities are subject to continuous on-site USDA inspection. Applicable statutes and regulations governing food products include "standards of identity" for the content of specific types of foods, nutritional labeling and serving size requirements and "Good Manufacturing Practices" with respect to production processes. Failure to comply with applicable laws and regulations could subject the Company to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company's business is also subject to various other federal, state and local environmental and health regulations. If the Company were found not to be in compliance with such regulations, governmental agencies could impose sanctions and penalties that could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

COMPETITION

     The production and sale of dried and liquid egg products are intensely competitive. The Company does not occupy a controlling market position and there can be no assurance that it will be able to maintain or expand its market position in the future. The Company competes with at least 11 other major manufacturers of dried and liquid egg products. The Company competes primarily on the basis of quality, price, product availability and terms of sale. Competition is not limited by geographic boundaries. Some of the Company's competitors have greater financial and other resources than the Company and may offer lower prices on competitive products.

     The Company must also compete for qualified employees. The number of persons residing near the Company's facilities is limited and significant competition exists for this labor pool. As a result of this competition the Company may find it difficult to attract and retain individuals to staff the Company's various facilities. See "Business -- Primera Strategies" and "-- Competition."

DEPENDENCE UPON KEY PERSONNEL


     The Company's success depends to a large extent upon the expertise of Jon
E. Luikart, Chief Executive Officer, Jon D. Goetze, Chief Financial Officer and Michael Shevi, Chairman. The loss of the services of Mr. Luikart, Mr. Goetze or Mr. Shevi could have a material adverse effect on the Company. Mr. Shevi resides in Israel and divides his time between Primera and Cham Foods. The Company has an employment agreement with Mr. Luikart that includes a non-compete provision relative to the egg industry, and it maintains a key-person life insurance policy on Mr. Luikart in the amount of $1.0 million. The Company does not have an employment agreement with Mr. Goetze. Primera has a consulting agreement with Cham Foods for Mr. Shevi's services, but it maintains no life insurance policy with respect to Mr. Shevi. See "Management -- Employment Agreements" and "Certain Transactions."


MANAGEMENT OF GROWTH


     The Company has recently experienced a period of significant growth that has placed significant demands on management, other personnel and resources. This growth has resulted in an increased level of responsibility for management personnel. Primera is pursuing a strategic plan that includes growth in revenues, diversification by acquisition and the construction of an egg-laying and breaking facility. The Company's Chief

Executive Officer and Chairman have had limited experience in executing acquisitions and managing an egg-laying facility. As such, the Company recently hired a Chief Financial Officer and a Production Manager for the proposed egg-laying and breaking operations and is seeking to fill the position of Vice President of Operations. There is no assurance that the Company will be able to manage its planned continued growth or attract and retain the necessary management personnel to enable it to successfully execute its business plan. See "Management."


DEPENDENCE UPON INDEPENDENT FOOD BROKERS


     The Company relies partially upon the services of two independent food brokers, Weinberg Foods, Inc. of Kirkland, Washington and Bender-Goodman Company of Jersey City, New Jersey, to market its egg products. Net sales through such brokers accounted for approximately 36% of the Company's net sales during 1997. The Company has an exclusive agreement with only one of these brokers. The Company has no written agreement with the other broker. The loss of either of these brokers or any material reduction in net sales through these brokers could have a material adverse effect on the Company. See "Business -- Sales and Marketing."



BROAD DISCRETION IN APPLICATION OF PROCEEDS; BENEFITS TO RELATED PARTIES



     Approximately $2.4 million of the estimated net proceeds from this offering (24.4% of such net proceeds assuming an initial public offering price of $7.50 per share) have been allocated to potential acquisitions of businesses and for working capital and general corporate purposes. Accordingly, the Company will have broad discretion as to the application of such proceeds. Additionally, the Company intends to use approximately $2.0 million of the estimated net proceeds from this offering (20.4% of such net proceeds assuming an initial public offering price of $7.50 per share) to repay outstanding indebtedness owed to Cham Foods. See "Use of Proceeds" and "Certain Transactions."



RISKS ASSOCIATED WITH INTERNATIONAL CUSTOMERS



     The Company generally requires international customers to secure a letter of credit in U.S. dollars before the Company will deliver any of its products. However, the Company may reserve allocation of its products at the time an international customer places an order. If an international customer fails to secure a letter of credit after the Company has reserved products for the international customer's order, the Company may be unable to reallocate such products to other customers which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's international sales may be adversely affected by the strengthening of the U.S. dollar relative to foreign currencies and by foreign import restrictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Business -- Customers."


PRODUCT LIABILITY

     The Company may be subject to significant liability if the consumption of food containing any of its products causes injury, illness or death. There can be no assurance that product liability claims will not be asserted against the Company or that the Company will not be obligated to recall its products. The Company has a general liability insurance policy of $10.0 million and carries product liability insurance in the aggregate amount of $1.0 million, with per occurrence limits of $1.0 million. There can be no assurance that this insurance will be adequate to protect the Company against product liability claims, or that such insurance will continue to be available to the Company on reasonable terms. A product recall or a product liability matter involving the Company (regardless of whether covered by insurance) could have a material adverse effect on the Company's business, financial condition and results of operations.

FLUCTUATIONS IN OPERATING RESULTS

     The Company may experience significant fluctuations in future operating results because of a number of factors including, among other things, the size and timing of customer orders, new product introductions, quality control difficulties, market acceptance of new products, the ability of the Company to integrate any acquired businesses, product returns, seasonality in dried egg product purchases and trends in the food industry in general and in the specific markets in which the Company is active. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

ENVIRONMENTAL RISKS

     Ownership and operation of real property create the potential for environmental liability on the part of the Company. If hazardous substances are discovered on or emanating from any of the Company's facilities or the release or disposal of hazardous substances (including waste produced by hens at the Company's proposed egg-laying and breaking facility) presents a threat of or harm to public health or the environment, the Company may be responsible for the cost of remediation of these hazardous substances. See "Business -- Government Regulation."

RESTRICTIONS ON DIVIDENDS

     The Company does not anticipate paying any dividends in the foreseeable future. In addition, the Line of Credit agreement contains certain covenants that may limit the Company's ability to pay dividends and the amount of dividends paid. Accordingly, investors who have a need for current income should not purchase the shares offered hereby. See "Dividend Policy."

CONTROL BY PRINCIPAL STOCKHOLDER

     Immediately following this offering, Cham Foods will beneficially own approximately 72.1% of the outstanding Common Stock (approximately 69.2% if the Underwriters' over-allotment option is exercised in full). As a result, Cham Foods will continue to be able to elect the entire Board of Directors and to control the outcome of all other matters requiring stockholder approval. Such voting concentration may have the effect of delaying or preventing a change in management or control of the Company. See "Principal Stockholders."

ABSENCE OF PRIOR PUBLIC MARKET FOR THE COMMON STOCK; POTENTIAL VOLATILITY OF TRADING PRICE

     Prior to this offering, there has been no public market for the Common Stock. Although the Company has applied for the quotation and trading of the Common Stock on the Nasdaq National Market, there can be no assurance that an active public market will develop, or that the initial public offering price will correspond to the price at which the Common Stock will trade in the public market subsequent to this offering. The initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representative of the Underwriters based on the factors described under "Underwriting."

     The market price of the Common Stock may be volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of new products or services by the Company or its competitors, developments with respect to conditions and trends in the egg or food processing industries (including actual or perceived food contamination), government regulation, changes in estimates by securities analysts of the Company's future financial performance, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations which, in no relationship to operating performance, have adversely affected the market prices of securities of some companies. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock after this offering could adversely affect the market price of the Common Stock. Although only the 1,500,000 shares (1,725,000 shares if the Underwriters' over-allotment option is exercised in full) being sold in this offering will be available for sale in the public market immediately after the offering, 3,875,000 shares of Common Stock owned by Cham Foods will be eligible for sale in the public market beginning 180 days after the date of this Prospectus, subject to the volume and manner of sale limitations imposed by Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Rule 144 generally provides that beneficial owners of Common Stock who have held such

Common Stock for one year may sell within a three-month period a number of shares not exceeding the greater of 1% of the total outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. Future sales of restricted Common Stock under Rule 144 could negatively impact the market price of the Common Stock. Pursuant to the terms of the underwriting agreement between the Company and the Representative of the Underwriters, Common Stock owned by Cham Foods, as well as option holders, may not be sold for 180 days from the date of this Prospectus, but the Representative may waive this requirement. See "Shares Eligible for Future Sale."

CERTAIN ANTI-TAKEOVER PROVISIONS; "BLANK CHECK" PREFERRED STOCK

     Certain provisions of the Delaware General Corporation Law (the "DGCL") and the Company's Restated Certificate of Incorporation and Restated Bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that investors might be willing to pay in the future for the Common Stock.

     The Company's Restated Certificate of Incorporation and Restated Bylaws divide the Company's Board of Directors into three classes. Each class serves for a term of three years, subject to earlier resignation or removal, and election of the classes is staggered so that one class is elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. At least two annual meetings of shareholders generally will be required to effect a change in a majority of the Board of Directors. These provisions of the Restated Certificate of Incorporation and Restated Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company.


     Until Cham Foods disposes of all of its shares of Common Stock in the Company, Golden Oval, pursuant to its supply agreement with the Company, has a right of first refusal under certain circumstances to acquire all of the Company's assets in the event of a proposed sale of such assets. The agreement also grants Golden Oval a right of first refusal to acquire all of the shares of Common Stock owned by Cham Foods in the event of a proposed sale by Cham Foods of all of such shares. Golden Oval must respond to any offer made to it within thirty days. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the Company.


     The Board of Directors of the Company has the authority to issue up to 1.0 million shares of Preferred Stock (the "Preferred Stock") and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock. In addition, the Company will, upon consummation of the offering, be subject to the anti-takeover provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless such business combination is approved in the manner prescribed by the statute. See "Management -- Classified Board of Directors" and "Description of Capital Stock."

DILUTION


     Purchasers of the Common Stock offered hereby will incur an immediate and substantial dilution of $4.84 per share, or 64.5%, in the net tangible book value of the initial Common Stock from the assumed initial public offering price of $7.50 per share. If the Company issues additional shares of capital stock for any reason, including to finance acquisitions, purchasers of the shares offered hereby may incur additional dilution. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company hereby at an assumed initial offering price of $7.50 per share, after deducting estimated underwriting discounts and commissions and offering expenses, are estimated to be approximately $9.8 million ($11.3 million if the Underwriters' over-allotment option is exercised in full). In addition to the purposes set forth below, this offering is intended to provide a public market for Primera's Common Stock and to facilitate access to the public capital markets. Management of the Company anticipates that it will use the net proceeds approximately as follows:


                APPLICATION OF NET PROCEEDS                   DOLLAR AMOUNT
                ---------------------------                   -------------
Repay certain indebtedness..................................   $5,400,000
Construct egg-laying and breaking facility..................    2,000,000
Acquisitions, working capital and general corporate
  purposes..................................................    2,400,000
                                                               ----------
     Total..................................................   $9,800,000
                                                               ==========



     Approximately $2.0 million of the net proceeds of this offering will be used to repay a portion of certain unsecured notes payable to Cham Foods which bear interest at a rate 7.5% per annum. The Company also intends to reduce its Line of Credit by $3.4 million to $0. The Line of Credit bears interest at 0.25% in excess of the bank's reference rate. The proceeds received by the Company from the unsecured notes and the Line of Credit were used for working capital and general corporate purposes. Assuming application of the proceeds described above, the Company will have up to $5.5 million available under the Line of Credit following the offering based on the Company's accounts receivable and inventory levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Certain Transactions."



     Approximately $2.0 million of the net proceeds of this offering will be used for the construction of an egg-laying and breaking facility and related feed mill. When completed and fully operational, the facility will house approximately 1.0 million hens as well as an egg breaking facility, which will provide an internal source for approximately 25% of the Company's current raw material needs. The construction of the egg-laying and breaking facility and related feed mill is scheduled to begin in late 1998 and is estimated to cost approximately $15.0 million. The Company believes that with $2.0 million from this offering, it will be able to obtain the additional debt financing needed to complete such facility, and is currently in discussions with various state and local agencies and private financing sources concerning such financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Business -- Raw Material Supply."



     Approximately $2.4 million of the net proceeds of this offering will be used for acquisitions of businesses and for working capital and general corporate purposes. The Company is not engaged in any negotiations and has not entered into any letter of intent or agreement regarding any acquisition. See "Business -- Primera Strategies."


     The foregoing represents management's best estimate of its allocation of the net proceeds anticipated from this offering, based upon the current state of the Company's business and its current plans. Pending use of the net proceeds for the above purposes, the Company intends to invest such net proceeds in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends on its capital stock in the foreseeable future. Any future declaration and payment of dividends will be subject to the discretion of the Company's Board of Directors, will be subject to applicable law and will depend upon the Company's results of operations, earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. In addition, the Line of Credit agreement contains certain covenants that may limit the Company's ability to pay dividends and the amount of dividends paid. See "Risk Factors -- Restrictions on Dividends."

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company as of March 31, 1998, on an actual basis and as adjusted to give effect to the sale of the 1,500,000 shares of Common Stock offered by the Company hereby based upon an assumed initial public offering price of $7.50 per share and the application of the estimated net proceeds therefrom. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.



                                                                   MARCH 31, 1998
                                                              -------------------------
                                                              ACTUAL        AS ADJUSTED
                                                              ------        -----------
                                                                   (IN THOUSANDS)
Current maturities of long-term debt(1).....................  $ 3,780         $ 1,780
                                                              =======         =======
Long-term debt, less current maturities.....................    5,426           2,029
                                                              -------         -------
Stockholders' equity:
  Preferred stock, $1.00 par value; 1,000,000 shares
     authorized; no shares issued and outstanding...........       --              --
  Common stock, $.001 par value; 25,000,000 shares
     authorized; 3,875,000 shares issued and outstanding
     actual and 5,375,000 shares issued and outstanding as
     adjusted(2)............................................        4               5
  Additional paid-in capital................................      263          10,042
  Retained earnings.........................................    4,588           4,588
                                                              -------         -------
  Total stockholders' equity................................    4,855          14,635
                                                              -------         -------
Total capitalization........................................  $10,281         $16,664
                                                              =======         =======


-------------------------
(1) Includes notes payable to related parties. See "Certain Transactions."

(2) Excludes (i) 400,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Option Plan, (ii) 150,000 shares of Common Stock issuable upon exercise of the Representative's Warrants and (iii) 225,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.

                                    DILUTION


     The net tangible book value of the Company as of March 31, 1998 was $4.2 million, or $1.09 per share. Net tangible book value per share is equal to the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 1,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $7.50 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, the adjusted net tangible book value of the Company as of March 31, 1998 would have been $14.3 million, or $2.66 per share. This represents an immediate increase in net tangible book value of $1.57 per share to the existing stockholder and an immediate dilution in net tangible book value of $4.84 per share to investors purchasing shares of Common Stock in this offering. The following table illustrates the per share dilution:



Assumed initial public offering price per share.............             $7.50
  Net tangible book value per share at March 31, 1998.......  $1.57
  Increase in net tangible book value per share attributable
     to new investors.......................................   1.09
Net tangible book value per share after the offering........              2.66
                                                                         -----
Dilution per share to new investors.........................             $4.84
                                                                         =====



     The following table summarizes as of March 31, 1998, the number of shares purchased from the Company, the total consideration paid to the Company and the average price per share paid by the Company's existing stockholder and by the new investors after the sale of 1,500,000 shares of Common Stock by the Company at an assumed initial public offering price of $7.50 per share:


                                             SHARES PURCHASED           TOTAL CONSIDERATION          AVERAGE
                                          ----------------------      ------------------------        PRICE
                                           NUMBER        PERCENT        AMOUNT         PERCENT      PER SHARE
                                           ------        -------        ------         -------      ---------
Existing stockholder....................  3,875,000        72.1%      $   266,666         2.3%        $0.07
New investors...........................  1,500,000        27.9        11,250,000        97.7          7.50
                                          ---------       -----       -----------       -----         -----
     Total..............................  5,375,000       100.0%      $11,516,666       100.0%        $2.14
                                          =========       =====       ===========       =====         =====

     The foregoing calculations do not give effect to (i) 400,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Option Plan,
(ii) 150,000 shares of Common Stock issuable upon exercise of the Representative's Warrants and (iii) 225,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA


     The following Selected Consolidated Financial Data are qualified by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, as of December 31, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1997, and the independent auditors' report thereon, which are included elsewhere in this Prospectus. The selected consolidated financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for, and as of the end of each of the years in the four-year period ended December 31, 1997 are derived from the consolidated financial statements of Primera Foods Corporation and subsidiary, which consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected consolidated financial data presented below as of and for the year ended December 31, 1993, and as of and for each of the three months ended March 31, 1997 and 1998, are derived from the Company's unaudited consolidated financial statements and include, in the opinion of management, all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for such periods. Results for the three-month period ended March 31, 1998 are not necessarily indicative of results for the full year ending December 31, 1998. The information presented below under the caption "Operating Data" is unaudited.



                                                                                       THREE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,                    MARCH 31,
                                     -----------------------------------------------   -------------------
                                      1993      1994      1995      1996      1997       1997       1998
                                      ----      ----      ----      ----      ----       ----       ----
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS:
Net sales..........................  $32,903   $31,593   $33,136   $53,708   $50,375   $13,992    $11,626
Cost of sales......................   29,935    28,680    29,897    48,626    43,117    12,114      9,852
                                     -------   -------   -------   -------   -------   -------    -------
     Gross profit..................    2,968     2,913     3,239     5,082     7,258     1,878      1,774
Selling, general and administrative
  expenses.........................    2,361     2,144     1,884     2,206     2,108       526        524
                                     -------   -------   -------   -------   -------   -------    -------
     Income from operations........      607       769     1,355     2,876     5,150     1,352      1,250
Other income (expense):
  Write-off of related party
     receivables...................      (90)     (771)        0         0         0         0          0
  Gain from officer life
     insurance.....................        0         0       202         0         0         0          0
  Interest expense.................     (575)   (1,111)   (1,149)   (1,061)     (835)     (229)      (206)
  Other income (expense) net.......        0        (6)      134         0        42         6          4
                                     -------   -------   -------   -------   -------   -------    -------
     Total other income
       (expense)...................     (665)   (1,888)     (813)   (1,061)     (793)     (223)      (202)
                                     -------   -------   -------   -------   -------   -------    -------
     Income (loss) before income
       taxes.......................      (58)   (1,119)      542     1,815     4,357     1,129      1,048
Income tax expense.................        0         0         0      (641)   (1,315)     (341)      (398)
                                     -------   -------   -------   -------   -------   -------    -------
     Net income (loss).............  $   (58)  $(1,119)  $   542   $ 1,174   $ 3,042   $   788    $   650
                                     =======   =======   =======   =======   =======   =======    =======
Net income (loss) per share basic
  and diluted......................  $ (0.01)  $ (0.29)  $  0.14   $  0.30   $  0.78   $  0.20    $  0.17
                                     =======   =======   =======   =======   =======   =======    =======
Weighted average common and common
  equivalent shares outstanding....    4,844     3,875     3,875     3,875     3,875     3,875      3,875
OPERATING DATA:
     Dozens of eggs processed(1)...   42,092    46,925    53,858    73,025    74,801    18,283     18,164



                                               AS OF DECEMBER 31,                    AS OF MARCH 31, 1998
                                 -----------------------------------------------   ------------------------
                                  1993      1994      1995      1996      1997     ACTUAL    AS ADJUSTED(2)
                                  ----      ----      ----      ----      ----     ------    --------------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital..............  $ 2,590   $ 1,412   $ 4,159   $ 3,509   $ 2,701   $ 2,965      $ 9,347
  Total assets.................   14,484    14,828    15,947    17,790    18,726    19,200       23,582
  Long-term debt, less current
     maturities................   10,266     9,757    11,263     9,265     5,923     5,426        2,029
  Stockholders' equity
     (deficit).................      633      (553)      (10)    1,163     4,205     4,855       14,635


-------------------------
(1) Defined as dozens of shell eggs, including the shell egg equivalent of liquid egg purchased as raw material.

(2) As adjusted to give effect to the sale of 1,500,000 shares of Common Stock offered hereby based upon an assumed initial public offering price of $7.50 per share and the application of the estimated net proceeds. See "Use of Proceeds.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements, including the related notes thereto, and the other information included herein. The following information also includes forward-looking statements, the realization of which may be impacted by certain important factors discussed under "Risk Factors."

OVERVIEW


     Primera Foods Corporation is a leading producer and wholesale distributor of value-added dried egg products, consisting of egg white, egg yolk and whole egg powder. The Company also sells liquid egg when production or market conditions warrant. In 1997, 83.5% and 13.7% of the Company's net sales were attributable to sales of its value-added dried egg products and of liquid egg, respectively. The Company sells its value-added dried egg products to consumer food companies for use as an ingredient in the preparation of both ready-to-eat and ready-to-prepare foods such as baked goods, salad dressings, cake mixes and pastas. The Company estimates that it produces approximately 15% of all dried egg products in the United States, making it one of the largest producers of dried egg products.


     In April 1995, the Company hired Jon E. Luikart as its new President and Chief Executive Officer. Under Mr. Luikart's guidance, Primera's management team commenced programs to actively increase the Company's sales and marketing activities, to improve the Company's purchasing of raw materials and to strengthen the Company's operating practices. These efforts resulted in significantly improved profitability.


     During the second half of 1995 and in 1996, the Company focused on building sales volume for the Company's value-added dried egg products, both by increasing the number of customers and by increasing sales to existing customers. In 1997, Primera redirected its sales and marketing strategy to concentrate on customers recognizing the value of Primera's quality products and services. These actions resulted in a modest reduction in the number of customers served and contributed to improvements in the Company's gross margin. The Company also adopted a strategy to more closely match customer pricing, contract term and product mix sales decisions with fluctuations in raw material costs. As a result, the Company increased its operating income.


     Primera's principal raw material is liquid egg, which the Company processes into value-added dried egg products or resells. The Company obtains liquid egg
(i) by purchasing bulk quantities of liquid whole egg, egg white or egg yolk directly from egg processors and (ii) by purchasing shell eggs from egg suppliers and then extracting and separating the liquid egg components in the Company's facilities.


     In 1997, Primera purchased approximately 39% of its liquid egg requirements directly from egg processors. The Company's single largest supplier of liquid egg is Golden Oval, which in 1997 supplied the Company with approximately one-third of its raw material. Under the supply agreement with Golden Oval, which expires in November 2001 subject to certain "evergreen" provisions requiring two years' prior written notice of termination (or 180 days prior written notice of termination and the payment of a $500,000 termination fee), the Company's liquid egg purchase price is adjusted in relation to the sales price the Company charges its customers for processed egg products. As a result, the Company's gross profit for products derived from Golden Oval's liquid egg is essentially predetermined. The agreement's pricing provisions are adjusted annually based on changes in the Company's operating costs and other factors. Primera also purchases liquid egg in the open market from other egg processors.



     In 1997, Primera purchased shell eggs from egg suppliers for subsequent liquid extraction in the Company's facilities. The extracted liquid represented approximately 61% of the Company's raw material supply. The Company purchases breaking stock eggs. Breaking stock eggs generally are of lower shell quality and are less expensive than graded eggs normally destined for retail consumption. The Company purchases the bulk of its shell eggs at negotiated prices based on prevailing market conditions from approximately 35 egg suppliers located within 150 miles of the Company's facilities. Primera has long-term relationships with most of these egg suppliers and has written agreements with a limited number of them. The Company also purchases shell eggs in the open market from other egg suppliers. See "Business -- Raw Material Supply."



     Breaking stock eggs are a commodity, and open market prices for shell eggs and liquid egg fluctuate considerably. The sales prices of the Company's products are affected in part by changes in egg prices. These prices generally are lower during the Company's second quarter and tend to be higher during the fourth quarter as a result of the year-end holiday periods when consumer demand for shell eggs and products containing eggs is greater. In 1997, breaking stock shell egg prices for the Midwest region ranged from $0.41 to $0.66 per dozen, according to Urner Barry Publications, Inc., an industry reporting service.



     In order to diversify the Company's raw material supply sources and to reduce the Company's exposure to open market price fluctuations that can adversely affect gross profits, the Company plans to construct an egg-laying and breaking facility and a feed mill near its Cameron, Wisconsin facility. The first phase of the facility is expected to be completed by February 1999. The Company expects to complete the facility by late 1999. When fully operational, the facility will house approximately 1.0 million hens and produce approximately 25% of the Company's raw material supply. See "Use of Proceeds" and "-- Liquidity and Capital Resources."



     Operating improvements implemented by the Company have contributed to Primera's improved gross profit. These improvements are principally related to the more productive use of plant and personnel.



     In 1997, net sales to international customers, principally in Europe, represented 11.2% of the Company's net sales. Primera generally reserves products for international shipment upon receipt of the customer's order, but requires the international customer to provide a letter of credit in U.S. dollars prior to shipment of products. The Company's results of operations may be adversely affected to the extent that an international customer places an order but does not ultimately provide the necessary letter of credit. In addition, the Company's net sales to international customers may be adversely affected by a strengthening of the U.S. dollar relative to foreign currencies and by international import restrictions.


RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain selected consolidated financial data expressed as a percentage of net sales.


                                                                                        THREE MONTHS
                                                                                            ENDED
                                                     YEAR ENDED DECEMBER 31,              MARCH 31,
                                                  -----------------------------       -----------------
                                                  1995        1996        1997        1997        1998
                                                  ----        ----        ----        ----        ----
Net sales.......................................  100.0%      100.0%      100.0%      100.0%      100.0%
Cost of sales...................................   90.2        90.5        85.6        86.6        84.7
                                                  -----       -----       -----       -----       -----
Gross margin....................................    9.8         9.5        14.4        13.4        15.3
Selling, general and administrative expenses....    5.7         4.1         4.2         3.8         4.5
                                                  -----       -----       -----       -----       -----
Income from operations..........................    4.1         5.4        10.2         9.6        10.8
Total other income (expense)....................   (2.5)       (2.0)       (1.6)       (1.6)       (1.8)
                                                  -----       -----       -----       -----       -----
Income (loss) before income taxes...............    1.6         3.4         8.6         8.0         9.0
Income tax expense..............................   (0.0)       (1.2)       (2.6)       (2.4)       (3.4)
                                                  -----       -----       -----       -----       -----
Net income (loss)...............................    1.6%        2.2%        6.0%        5.6%        5.6%
                                                  =====       =====       =====       =====       =====



COMPARISON OF THREE MONTHS ENDED MARCH 31, 1998 AND 1997



     NET SALES. Net sales include sales of the Company's value-added dried egg products and liquid egg. The Company recognizes revenues upon shipment of its products. Although the pounds of value-added dried egg products sold by the Company increased during the three months ended March 31, 1998 as compared to the same period in 1997, net sales decreased $2.4 million or 16.9% to $11.6 million for the three months ended March 31, 1998, from $14.0 million for the same period in 1997. This decrease was principally attributable to a decline in open market egg prices which affected the average sales price for the Company's products. The

Company's international sales decreased to 1.5% of net sales for the three month period ended March 31, 1998 from 13.4% for the same period in 1997. This decrease was principally attributable to the strengthening of the U.S. dollar relative to foreign currencies.



     COST OF SALES AND GROSS PROFIT. Cost of sales consists primarily of raw materials, labor, incoming freight costs and overhead attributable to the production of the Company's processed products. Cost of sales decreased $2.3 million or 18.7% to $9.9 million for the three months ended March 31, 1998 from $12.1 million for the same period in 1997. Gross profit decreased $104,000 or 5.5% to $1.8 million for the three months ended March 31, 1998 from $1.9 million for the same period in 1997. However, the gross margin increased to 15.3% for the three months ended March 31, 1998 from 13.4% for the same period in 1997. The gross margin increased in the 1998 fiscal period primarily because the Company's raw material costs decreased at a greater rate than net sales.



     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist of corporate wages and payroll taxes, brokerage commissions, outbound freight costs, travel costs and consulting, legal and accounting fees. Selling, general and administrative expenses decreased $2,000 or 0.3% to $524,000, but increased to 4.5% of net sales, for the three months ended March 31, 1998 from $526,000, or 3.8% of net sales, for the same period in 1997. The increase as a percentage of sales in the 1998 fiscal period is principally attributable to the decline in net sales without a commensurate decrease in selling, general and administrative expenses.



     INCOME FROM OPERATIONS. Income from operations decreased $102,000 or 7.5% to $1.3 million, but increased to 10.8% of net sales, for the three months ended March 31, 1998 from $1.4 million, or 9.7% of net sales, for the same period in 1997. The increase as a percentage of sales was principally attributable to the Company's improved gross margin.



     TOTAL OTHER INCOME (EXPENSE). Total other income (expense) includes interest expense and other miscellaneous income and expense not attributable to the Company's operations. Total other expense declined $21,000 or 9.5% to $202,000, but increased to 1.7% of net sales, for the three months ended March 31, 1998 from $223,000, or 1.6% of net sales, for the same period in 1997. The dollar decrease is principally attributable to a reduction in the weighted average outstanding borrowings.



     INCOME TAX EXPENSE. Income tax expense increased $57,000 or 16.8% to $398,000, or 3.4% of net sales, for the three months ended March 31, 1998, from $341,000, or 2.4% of net sales, for the same period in 1997. The increase was primarily attributable to the increase in the Company's effective federal and state income tax rate to 38% for the three months ended March 31, 1998 from 30% for the same period of 1997.



     NET INCOME. As a result of the above, net income decreased $138,000 or 17.5% to $650,000, for the three months ended March 31, 1998 from $788,000 for the same period in 1997. As a percentage of net sales, net income remained constant at 5.6%.



COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1996



     NET SALES. Although the number of dozens of eggs processed by the Company increased during 1997, net sales decreased $3.3 million or 6.2% to $50.4 million in 1997 from $53.7 million in 1996. The decline in net sales was principally attributable to (i) management's concentration on customers recognizing the value of Primera's quality products and services, (ii) a decline in open market egg prices which affected the average sales price for the Company's products and
(iii) an increase in sales of liquid egg that generally carries prices lower than those for dried egg products. The Company's international sales increased to 11.2% of net sales in 1997 from 6.0% in 1996.



     COST OF SALES AND GROSS PROFIT. Cost of sales decreased $5.5 million or 11.3% to $43.1 million in 1997 from $48.6 million in 1996. Gross profit increased $2.2 million or 42.8% to $7.3 million in 1997 from $5.1 million in 1996. The gross margin increased to 14.4% in 1997 from 9.5% in 1996. The gross margin increased in 1997 primarily because the Company's raw materials costs decreased at a greater rate than net sales. In addition, the gross margin for 1996 was adversely affected by rising raw material costs. The Company also realized the benefits of operating improvements during 1997.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased $98,000 or 4.4% to $2.1 million, but increased to 4.2% of net sales, in 1997 from $2.2 million, or 4.1% of net sales, in 1996. The increase in such expense as a percentage of net sales was primarily attributable to the decline in net sales without a commensurate decrease in selling, general and administrative expenses.



     INCOME FROM OPERATIONS. Income from operations increased $2.3 million or 79.1% to $5.1 million, or 10.2% of net sales in 1997, from $2.9 million, or 5.4% of net sales, in 1996. The increase was principally attributable to the Company's improved gross profit.



     TOTAL OTHER INCOME (EXPENSE). Total other expense declined $267,000 or 25.2% to $793,000, or 1.6% of net sales in 1997 as compared to $1.1 million, or 2.0% of net sales, in 1996. The decrease is principally attributable to a reduction in the weighted average outstanding borrowings and a negotiated decrease in the interest rates charged on certain of the Company's loans.



     INCOME TAX EXPENSE. Income tax expense increased $673,000 or 105.0% to $1.3 million, or 2.6% of net sales in 1997 from $641,000, or 1.2% of net sales in 1996. The Company's effective federal and state income tax rate declined to 30.2% in 1997 from 35.3% during 1996. This decline is principally attributable to the Company's utilization of its net operating loss and alternative minimum tax credit carryforwards, as well as a reduction in the Company's deferred tax asset valuation allowance. Based on the Company's history of losses and break-even operating performance management established valuation allowances as of December 31, 1996. Management concluded at the time that it was not "more likely than not" that the Company would be able to realize all of its deferred tax assets given its operating history. In 1997 the Company had strong operating results and has completed seven consecutive profitable quarters. Therefore, management has concluded that a valuation allowance against the remaining deferred tax assets is no longer warranted.



     NET INCOME. As a result of the above, net income increased $1.9 million or 159.2% to $3.0 million, or 6.0% of net sales in 1997 from $1.2 million, or 2.2% of net sales in 1996.


COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995


     NET SALES. Net sales increased $20.6 million or 62.1% to $53.7 million in 1996 from $33.1 million in 1995. The increase was principally attributable to an increase in the sales price for the Company's products as a result of increasing open market egg prices, as well as implementation of a focused sales and marketing strategy designed to build overall sales volume, in part through greater utilization of independent sales brokers. The Company's international sales increased to 6.0% of net sales in 1996 from 3.8% in 1995.



     COST OF SALES AND GROSS PROFIT. Cost of sales increased $18.7 million or 62.6% to $48.6 million in 1996 from $29.9 million in 1995. Gross profit increased $1.8 million or 56.9% to $5.1 million, in 1996 from $3.2 million in 1995. However, the gross margin decreased to 9.5% in 1996 from 9.8% in 1995. The decrease in the gross margin was principally attributable to increased raw material costs without a corresponding increase in net sales, partially offset by higher volumes processed through the Company's existing plant and equipment.


     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $323,000 or 17.1% to $2.2 million, but decreased to 4.1% of net sales, in 1996 from $1.9 million, or 5.7% of net sales, in 1995. The dollar increase in such expenses was primarily attributable to increased compensation expenses, broker commissions and professional fees. The decrease as a percentage of net sales was principally attributable to a more efficient use of existing resources.

     INCOME FROM OPERATIONS. Income from operations increased $1.5 million or 112.1% to $2.9 million, or 5.4% of net sales in 1996, from $1.4 million, or 4.1% of net sales, in 1995. The increase as a percentage of sales was primarily attributable to increased gross profit without a corresponding increase in selling, general and administrative expenses.

     TOTAL OTHER INCOME (EXPENSE). Total other expense increased $247,000 or 30.4% to $1.1 million, but decreased to 2.0% of net sales in 1996 from $813,000, or 2.5% of net sales, in 1995. Total other expense in 1995 was reduced by insurance proceeds paid to the Company as the result of the death of a key employee, as well as non-recurring miscellaneous income from the settlement of certain litigation relating to a prior joint venture. The decrease in total other expense as a percentage of net sales was principally attributable to the increase in net sales without a corresponding increase in such expense.


     INCOME TAX EXPENSE. Income tax expense increased $641,000 to 1.2% of net sales in 1996 from zero in 1995. The Company's effective federal and state income tax rate was 35.3% for 1996 and 0% for 1995. Although the Company reported net income in 1995 of $542,000, the Company paid no tax because of temporary differences in the reporting of certain expenses for federal income tax purposes. In 1996, the Company utilized net operating loss carryforwards to partially offset the federal income tax computed as a result of alternative minimum tax and changes in deferred taxes. Prior to the year ended December 31, 1995, the Company had experienced either loss or break-even results for nine years. While the Company was profitable in the third quarter of 1995, it returned to a loss position in the fourth quarter of 1995 and again in the first quarter of 1996. Based on the Company's history of losses and break-even operating performance management established valuation allowances as of December 31, 1995 and 1996. Management concluded at the time that it was not "more likely than not" that the Company would be able to realize all of its deferred tax assets given its operating history.


     NET INCOME. As a result of the above factors, net income increased $631,000 or 116.5% to $1.2 million, or 2.2% of net sales, in 1996 from $542,000, or 1.6%
of net sales, in 1995.


QUARTERLY RESULTS AND SEASONALITY



     The following table sets forth certain unaudited quarterly financial data for the four quarters in 1996 and 1997 and the first quarter of 1998. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results for any future period.



                                                                   QUARTER ENDED
                              ---------------------------------------------------------------------------------------
                                              1996                                    1997                     1998
                              -------------------------------------   -------------------------------------   -------
                              MAR. 31   JUN. 30   SEP. 30   DEC. 31   MAR. 31   JUN. 30   SEP. 30   DEC. 31   MAR. 31
                              -------   -------   -------   -------   -------   -------   -------   -------   -------
Net sales...................  $13,939   $11,707   $14,412   $13,649   $13,992   $11,438   $12,477   $12,468   $11,626
Cost of sales...............   13,356    10,510    12,686    12,074    12,114     9,655    10,588    10,760     9,852
                              -------   -------   -------   -------   -------   -------   -------   -------   -------
Gross profit................      583     1,197     1,726     1,575     1,878     1,783     1,889     1,708     1,774
Selling, general and
  administrative expenses...      500       544       594       568       526       508       555       519       524
                              -------   -------   -------   -------   -------   -------   -------   -------   -------
Income (loss) from
  operations................       83       653     1,132     1,007     1,352     1,275     1,334     1,189     1,250
Total other income
  (expense).................     (330)     (235)     (223)     (272)     (223)     (207)     (201)     (162)     (202)
                              -------   -------   -------   -------   -------   -------   -------   -------   -------
Income (loss) before income
  taxes.....................     (247)      418       909       735     1,129     1,068     1,133     1,027     1,048
Income tax expense..........        0         0      (387)     (254)     (341)     (324)     (331)     (319)     (398)
                              -------   -------   -------   -------   -------   -------   -------   -------   -------
Net income (loss)...........  $  (247)  $   418   $   522   $   481   $   788   $   744   $   802   $   708   $   650
                              =======   =======   =======   =======   =======   =======   =======   =======   =======


     The Company has experienced and expects to continue to experience quarterly variations in demand for its products as a result of seasonal demand for products that contain eggs. Demand tends to be lower in the quarter ending June 30 and to build in the third and early fourth quarter in preparation for the year-end holiday periods.

BACKLOG


     The Company carried a backlog of $8.0 million at March 31, 1998, substantially all of which is expected to be filled in 1998. The Company carried a backlog of $3.1 million at December 31, 1997 as compared to a backlog of $7.7 million at December 31, 1996. Despite the seasonal demand for products containing eggs, the Company has not experienced any seasonal variation in its backlog. However, the Company has experienced cyclical variations in net sales volume due to fluctuations in egg market prices that caused customers to vary their order size based upon price trends.

LIQUIDITY AND CAPITAL RESOURCES


     The Company's primary source of liquidity has been cash flows from operations, supplemented by bank borrowings and loans from related parties. Working capital was $3.5 million, $2.7 million and $3.0 million at December 31, 1997 and 1996 and March 31, 1998, respectively. The decrease in working capital is primarily attributable to the changes to current maturities of certain long term debt.



     Cash provided by operating activities for 1997 and 1996 was $1.9 million and $3.0 million, respectively. The decrease was primarily attributable to a decrease in accounts payable and an increase in inventories. Cash provided by operating activities for 1996 and 1995 was $3.0 million and $2.7 million, respectively. The increase was primarily attributable to an increase in the Company's net income and accounts payable, as well as improved collection activities.



     Cash used in investing activities for 1997 and 1996 was $1.1 million and $956,000, respectively. The increase was principally attributable to a $139,000 increase in purchases of property, plant and equipment. Cash used in investing activities for 1996 and 1995 was $956,000 and $131,000, respectively. The increase was principally attributable to a $626,000 increase in purchases of property, plant and equipment.



     Cash used in financing activities for 1997 was $855,000. This was primarily related to a net repayment of $1.3 million in related party and other debt offset partially by increases in checks outstanding and borrowings under the Company's Line of Credit. Cash used in financing activities in 1996 was $2.0 million. This was principally related to net repayments of $1.4 million on the Line of Credit and repayments of $624,000 of long-term debt. Cash provided by financing activities in 1995 was $31,000. This was primarily due to $1.4 million of net borrowings from related parties and a $241,000 increase in checks issued in excess of cash balances, offset by $1.1 million of net repayments of long-term debt and $518,000 of repayments on the Line of Credit.



     At March 31, 1998, the Company's borrowings consisted principally of (i) $4.0 million of unsecured debt due on demand to Cham Foods and Egis, (ii) $310,000 under the Term Loan due June 30, 2000, (iii) $3.4 million under the Line of Credit due June 30, 2000 and (iv) $1.5 million of secured real estate mortgage debt consisting of $1.1 million owed to United Community Bank and $360,000 owed to Bank of Sun Prairie due February 1, 1999 and December 17, 1998, respectively. On April 1, 1998 the Company repaid Egis with proceeds borrowed from Cham Foods. The Company's required debt service payments under the Line of Credit, the Term Loan and the mortgage debts total $52,000 per month. The Company also has an unused $1.0 million equipment loan facility with FBS. The Line of Credit permits the Company to borrow up to $5.5 million on a revolving basis. Advances under the Term Loan and Line of Credit currently bear interest at the bank's base rate plus 0.25%; however, the Company may periodically borrow funds under the Line of Credit at the LIBOR rate. Borrowings under the Term Loan and Line of Credit are secured by the Company's accounts receivables, intangibles, inventory and property and equipment. The Company intends to use $5.4 million of the estimated net proceeds from this offering to reduce the debt owed to Cham Foods by $2.0 million and to reduce the Line of Credit to $0.



     Capital expenditures were $1.1 million and $975,000 in 1997 and 1996, respectively. Capital expenditures historically have been, and future expenditures are anticipated to be, primarily for facilities and equipment to support the Company's operations. The Company plans to build an egg-laying and breaking facility beginning in late 1998, and expects to complete construction of the facility in 2000. The cost to complete the facility is anticipated to be approximately $15.0 million. The Company intends to use approximately $2.0 million from this offering to fund the construction of the facility. The Company intends to obtain the remaining necessary funds for the facility construction from state and local loans or contributions, through the use of lease financing and by borrowing funds under the Line of Credit. The Company has not yet obtained commitments for the financing necessary for the facility.


     Primera intends to seek the strategic acquisition of businesses that either expand or complement its business. The Company currently does not have any commitments for an acquisition and cannot estimate the cash requirements for any potential acquisitions. The Company anticipates that the cash requirements for acquisitions will be financed principally through proceeds of this offering, borrowings under the Line of Credit and from cash flows from operations.


     The Company believes that funds generated from operations, together with the net proceeds of this offering and available credit under its Line of Credit, will be sufficient to finance its current operations and planned capital expenditure requirements (except for additional funds needed to finance the proposed egg-laying and breaking facility) for at least the next twelve months.



     INFLATION. The Company does not believe that inflation has had a material effect on its results of operations in recent years; however, there can be no assurance that the Company's business will not be adversely affected by inflation in the future.

                                    BUSINESS

OVERVIEW


     Primera is a leading producer and wholesale distributor of value-added dried egg products, consisting of egg white, egg yolk and whole egg powder. The Company markets its dried egg products to consumer food companies for use as an ingredient in the preparation of both ready-to-eat foods such as baked goods and salad dressings and ready-to-prepare foods such as cake mixes and pastas. The Company estimates that it produces approximately 15% of all dried egg products in the United States, making it one of the largest producers of dried egg products. In 1997, the Company processed liquid egg into 19.5 million pounds of value-added dried egg products. The Company's objective is to become a diversified processor, packager and distributor of food products and ingredients for consumer food companies.


INDUSTRY BACKGROUND


     Food Processing. Food processing in the United States is a $124 billion industry expected to grow at an annual rate of 4% over the next ten years, according to information provided to the Company by PESI, Incorporated ("PESI"), an industry reporting service. The food processing industry remains highly fragmented despite the presence of several large and well-known branded food companies. According to Factset Research Systems Inc., there are approximately 4,400 food processing companies, 84.1% of which have revenues under $100 million. According to Food Technology magazine's 1996 trends report, food manufacturers increasingly are required to satisfy consumers' desires for safe, healthful, high quality foods which are packaged for convenient handling, cooking and consumption by consumers.



     Processed Egg Industry. The use of eggs in processed food products has grown substantially over the past 15 years, despite a decline until 1995 in per capita shell egg consumption. The trend toward use of dried processed egg products is principally related to the convenience sought by consumer food companies in the delivery, storage, handling and incorporation of eggs into ready-to-eat and ready-to-prepare food products. According to USDA statistics, eggs broken for use in value-added dried, liquid and frozen processed egg products have increased from approximately 805.6 million dozen for the 12 months ended September 30, 1985 to nearly 1.6 billion dozen for the 12 months ended September 30, 1997. This market is expected to grow at an annual rate of 8% over the next ten years, according to PESI.



     The processed egg industry is highly consolidated, with 12 companies accounting for over 90% of the market in 1996, according to PESI. According to USDA statistics, the dried egg industry has grown at an average annual compounded rate of 3.7% since 1990, including a 10.5% increase during the 12 months ended September 30, 1997 with total sales of approximately 135.4 million pounds of dried egg products.


PRIMERA STRATEGIES

     Primera's strategic objective is to become a diversified processor, packager and distributor of value-added products and ingredients for consumer food companies. The Company intends to pursue this objective by implementing the following strategies:

- Produce High Quality Products. Primera believes it has developed a reputation for producing high quality, value-added egg products and providing superior service. As the Company grows, it intends to maintain these high standards in order to continue to develop and preserve long-term relationships with consumer food companies.

- Execute Strategic Acquisitions. Primera intends to seek the strategic acquisition of businesses that will leverage the Company's operating expertise and its current customer base. The Company is targeting acquisitions that will enable it to open new markets for existing products, develop new product lines or enhance the efficiency of its operations.

- Develop Additional Value-Added Food Products. Primera intends to develop, produce and distribute additional value-added food products and ingredients for consumer food companies. The Company is focusing on enhancing the convenience for its customers in receiving, storing and handling its products and incorporating them into consumer food products.

- Leverage Management's Operating Expertise. Primera's management team has extensive experience in the food processing industry. The Company intends to leverage this experience through continuing investments in new technology and development of new and improved processing practices.

- Manage Raw Material Supply. Primera intends to continue to diversify its source of raw materials. The Company's planned egg-laying and breaking facility is intended to provide the Company with a substantial internal source of liquid egg supply.

PRODUCTS

     The Company's current products consist of value-added dried egg white, dried egg yolk and dried whole egg powder. The Company also sells liquid egg, which is the principal raw material of dried egg products, when production or market conditions warrant.

     Consumer food companies incorporate the Company's dried and liquid egg products in many ready-to-eat and ready-to-prepare consumer food products. For example, the foaming properties of egg whites are important in bakery products. Egg yolks serve as an emulsifier in mayonnaise and salad dressings, allowing the water and oil ingredients to mix together. The addition of eggs to meats or other foods also enhances their binding properties, color and flavor. Eggs also contain substantial amounts of protein and can be used as an additive to increase the nutritional value of consumer food products.

     Primera's value-added dried egg products offer consumer food companies several advantages over the use of shell eggs without compromising any of the benefits of their use. First, dried egg products have a substantially longer shelf life than shell eggs. Consumer food companies can purchase the Company's dried egg products and store them for up to 12 months before incorporating them into ready-to-eat and ready-to-prepare consumer food products. Shell eggs are normally used within two to four weeks. Second, dried egg products are easier and more efficient for the Company's customers to handle than shell eggs. Shell eggs must be broken and the components sometimes separated, and they may contain bacteria. Primera helps to streamline its customers' manufacturing operations by processing liquid egg into pasteurized, value-added dried egg products. The Company's customers may reconstitute the dried egg product to liquid egg through the addition of water or incorporate the dried egg product into a blend that the consumer will reconstitute, such as a cake mix. The Company's dried egg products are typically packaged in 50 pound boxes and thus take up less warehouse space than shell eggs and also do not require refrigeration. Finally, Primera custom blends dried egg products for customers by creating special yolk and white mixes or by incorporating other ingredients.

RAW MATERIAL SUPPLY


     Primera's principal raw material is liquid egg, which the Company processes into value-added dried egg products or resells. In 1997, the Company processed the liquid extracted from eggs laid by approximately 3.5 million hens. The Company obtains liquid egg (i) by purchasing bulk quantities of liquid whole egg, egg white and egg yolk directly from egg processors and (ii) by purchasing breaking stock eggs from egg suppliers and then extracting and separating the liquid egg components in the Company's facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."



     In 1997, Primera purchased approximately 39% of its liquid egg requirements directly from egg processors. The Company's single largest supplier of liquid egg is Golden Oval, which in 1997 supplied the Company with approximately one-third of its raw material from eggs produced by approximately 1.0 million hens maintained at Golden Oval's Renville, Minnesota facility. Primera also purchases liquid egg in the open market from other egg processors.



     In 1997, Primera purchased breaking stock eggs from egg suppliers for subsequent liquid extraction in the Company's facilities. The extracted liquid represented approximately 61% of the Company's raw material supply. The Company purchases the bulk of its breaking stock eggs at negotiated prices based on prevailing market conditions from approximately 35 egg suppliers located within 150 miles of the Company's facilities. Primera has long-term relationships with most of these egg suppliers and has written agreements with a limited number of them. Generally, these agreements require the suppliers to exclusively commit all or a portion of their egg production to the Company or to grant the Company a right of first refusal to acquire all or a portion of the supplier's eggs. The agreements vary in length up to approximately two years. The Company also purchases breaking stock eggs in the open market from other egg suppliers.



     In order to further diversify its supply of liquid egg, the Company intends to construct an egg-laying and breaking facility, together with a feed mill, near the Company's Cameron, Wisconsin facility. The Company expects to begin placement of egg-laying hens and commence operations in March 1999 and the entire project is expected to be completed in 2000. The new facility, when constructed and fully operational, is expected to house 1.0 million hens producing approximately 21.0 million dozen eggs annually. See "Use of Proceeds."


OPERATIONS


     Primera currently conducts its operations in three Midwest locations:
Cameron, Wisconsin; Perham, Minnesota; and Stockton, Illinois. These facilities currently operate on a combined average of approximately 75% of total estimated drying capacity. The Company breaks shell eggs and separates and extracts the components through an automated processing line. The Stockton plant houses three egg breaking systems and the Perham facility has four breaking systems.


     The Company uses spray drying systems to remove the water from the liquid egg components. Primera's Cameron plant has three drying systems and the Perham facility has one drying system. In March 1997, the Company completed the installation of a reverse osmosis system at the Cameron facility which concentrates liquid egg white by removing a portion of the water. The reverse osmosis system allows the Company to process egg white in the spray drying systems with higher dehydration efficiencies. The drying process creates a powdered egg product that is collected and typically packaged in 50 pound boxes through an automated process. Primera pasteurizes all egg products to eliminate any bacteria, such as salmonella.

     Primera maintains a centralized laboratory at the Cameron facility that performs continuous testing and analysis of the Company's products. The Company also employs other on-site sampling, testing and inspection practices at all of its facilities to ensure consistent product quality. The Company has developed and implemented a Hazard Analysis and Critical Control Points ("HACCP") program for its production facilities to assess potential food processing safety hazards associated with each of its operational steps and to take preventive or corrective measures to ensure that the Company's products are safe, clean and free of contaminants. In recognition of its stringent quality standards, the Company consistently has been granted the American Institute of Baking's highest quality rating.

CUSTOMERS


     Primera distributes its value-added egg products to a variety of consumer food companies primarily in the bakery and pasta industries. In 1996, the Company provided its value-added egg products to 171 customers as compared to 140 customers in 1995. During 1997, Primera redirected its sales and marketing strategy to concentrate on customers recognizing the value of Primera's quality products and services. As a result, the Company supplied value-added egg products to 151 customers located throughout the United States and in 11 foreign countries in 1997. Sales to international customers, primarily in Europe, accounted for 11.2%, 6.0% and 3.8% of the Company's net sales in 1997, 1996 and 1995, respectively. During 1997, the Pillsbury Company and Bender-Goodman Company accounted for over 26% and 14%, respectively, of the Company's net sales. No other customer represented 10% or more of the Company's net sales in 1997.



     Customers generally purchase the Company's products on an as-needed basis. However, in order to manage their exposure to fluctuations in egg market prices, certain of the Company's larger customers occasionally seek contracts ranging from two to six months that fix the price of the Company's products to be delivered in the future.

SALES AND MARKETING


     The Company markets its products principally through the sales efforts of its Chief Executive Officer, Chairman and Perham plant manager. Primera also uses domestic and international independent brokers. Sales derived through Weinberg Foods, Inc. the Company's Washington-based, and Bender-Goodman Company, the Company's New Jersey-based, independent brokers together accounted for approximately 36%, 40% and 37% of the Company's net sales during 1997, 1996 and 1995, respectively. The Company has an exclusive marketing arrangement with Weinberg Foods, Inc. The agreement provides that the commissions payable to Weinberg Foods, Inc. will be determined at the time of each sale. Either party may terminate the agreement upon six months' notice to the other party. The Company does not have a written agreement with Bender-Goodman Company.


COMPETITION

     The production, processing and distribution of processed egg products is intensely competitive. Competition is generally based on quality, price and service. Although Primera is one of the largest processors of dried egg products in the United States, it does not occupy a controlling market position in any area where its products are sold. The industry is concentrated among 12 major manufacturers of dried egg products, including the Company. Competition is not limited by geographic boundaries and some of the Company's competitors are better financed, have larger production facilities and employ a greater number of sales personnel than does the Company. Major competitors of the Company include Papetti's Hygrade Egg Products, Inc. and Milton G. Waldbaum Company (both subsidiaries of Michael Foods, Inc.), Sonstegard Foods Incorporated and Henningsen Foods Incorporated.

GOVERNMENT REGULATION

     Public Health. As a processor and distributor of food products, the Company is subject to oversight and regulation by the USDA. This comprehensive regulatory scheme governs the manufacture (including composition and ingredients), labeling, packaging and safety of food. The USDA regulates manufacturing practices for foods through its current "Good Manufacturing Practices" (GMP) regulations, specifies the standards of identity for certain foods, including many of the products sold by the Company, and prescribes the format and content of certain information required to appear on food product labels. The Company's egg breaking operations are subject to continuous on-site USDA inspection and the drying and packaging operations are subject to regular USDA inspections.

     In addition, the FDA enforces the Public Health Service Act and regulations issued thereunder, which authorize regulatory activity necessary to prevent the introduction, transmission or spread of communicable diseases. The Company and its products are also subject to state and local regulation through such measures as well as the licensing of manufacturing and packaging facilities, enforcement by state and local health agencies of state standards for the Company's products, inspection of the Company's facilities and regulation of the Company's trade practices in connection with the sale of its products. Management believes that the Company's facilities and manufacturing and packaging practices comply with applicable public health laws and regulations.

     Employee Safety Regulations. The Company is subject to certain health and safety regulations issued pursuant to the Occupational Safety and Health Act. These regulations require the Company to comply with certain manufacturing, health and safety standards to protect its employees from accidents.

     Environmental Regulations. The Company is also subject to federal, state and local environmental laws and regulations regarding the discharge of wastewater and other environmental matters. The new egg-laying and breaking facility and related feed mill will require compliance with a variety of environmental laws and regulations, including the receipt of permits.

PROPERTIES, FACILITIES AND SYSTEMS


     The Company owns its 52,000 square foot Cameron facility and its 59,000 square foot Perham facility and leases its 20,000 square foot Stockton facility on a month-to-month basis for $3,334 per month. During 1997, these facilities operated on a combined average of approximately 75% of total estimated capacity.


     Primera has recently completed an upgrade of its computer systems to include a dial-in network integrating its various branch operations with its Cameron headquarters. This network enables the Company to monitor inventory and production levels at each plant on a daily basis and facilitates detailed financial management. The Company believes that its information technology systems will be Year 2000 compliant.

EMPLOYEES


     As of March 31, 1998, the Company had a total of 147 full-time employees, of whom 135 worked in the Company's operations and 12 were administrative employees, including officers. The Company periodically relies upon part-time workers, principally during peak periods surrounding holidays. None of the Company's employees is covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

                                   MANAGEMENT

     The names and ages of the executive officers and directors of the Company, and their positions and offices presently held, are as follows:


               NAME                 AGE                     POSITION
               ----                 ---                     --------
Michael Shevi.....................  60    Chairman of the Board and Director
Jon E. Luikart....................  45    President, Chief Executive Officer and
                                          Director
Jon D. Goetze.....................  39    Chief Financial Officer
Sandor Hofstadter.................  73    Director
Alexander E. Grossman.............  78    Director
Gordon E. Hecker*.................  36    Director


-------------------------
* Member of audit and compensation committees.

     Mr. Shevi has served as the Chairman of the Company since 1994. Mr. Shevi has been Managing Director of Cham Foods, a publicly traded Israeli food processing company, since 1971. Cham Foods manufactures and distributes value-added dried egg products and dried vegetable products internationally. Mr. Shevi's current responsibilities at Cham Foods include strategic planning and international markets development.


     Mr. Luikart has served as the President and Chief Executive Officer of the Company since April 1995, and as a director since November 1997. He has held a variety of management positions that have provided extensive experience in food-related domestic and international operations and sales and marketing. Between January 1989 and March 1995, Mr. Luikart was employed by McCormick & Company, a spice and food ingredient manufacturer, where he served in a number of capacities including Operations Director, Sales Director and most recently Director of Global Sourcing. From January 1976 to January 1989, Mr. Luikart was employed by Protein Technologies, a division of Ralston Purina Corporation, most recently as its Operations Manager. Mr. Luikart received a B.S. degree in food science and technology from the University of Minnesota and a M.B.A. degree from the University of St. Thomas.



     Mr. Goetze has served as Chief Financial Officer of the Company since April 1998. Between 1996 and April 1998, Mr. Goetze served as President of Capital Solutions, Inc., a company specializing in advising businesses in connection with mergers and acquisitions and business valuations. From 1990 to 1996, Mr. Goetze was employed by Larson, Allen Weishair & Co., most recently as Director of Management Advisory Services. Between 1987 and 1990, Mr. Goetze was employed by Wipfli, Ulrich, Berteleson, CPA's, most recently as a Senior Manager in charge of the business consulting division. From 1984 to 1986, he was employed by Touche Ross & Co., where he specialized in corporate strategy, operational analysis and business acquisitions. Mr. Goetze received a B.S. degree in business administration from the University of Minnesota and a M.B.A. degree from the Wharton School.


     Mr. Hofstadter has served as a director of the Company since 1994 and as Chairman of Cham Foods since 1973. Since the 1950s, Mr. Hofstadter has been President of H&R Developments, a Toronto, Canada-based industrial, commercial and residential building construction and management company. He is also Chairman of H&R Real Estate Investment Trust, a publicly traded Canadian company.

     Mr. Grossman has served as a director of the Company since 1986 and as a director of Cham Foods since 1973. Since 1953, Mr. Grossman has been President of Belmont Properties Inc., a Toronto, Canada-based developer of high-rise apartments.

     Mr. Hecker has served as a director of the Company since December 1997. Since November 1995, Mr. Hecker has been Vice President -- Lawns Marketing with The Scotts Company with responsibility for managing the lawn products division's advertising and marketing programs, new product and packaging efforts and strategic planning initiatives. Between February 1989 and October 1995, he served in various capacities with Specialty Brands, Inc., including as Product Manager of the Spice Islands division, Category Manager of all U.S. branded spice businesses, where he had responsibility for integration of the company's Durkee/French products acquisition and most recently as Director - Spice Business Unit, where he had responsibility for the company's branded and private label retail spice businesses. Mr. Hecker was an Assistant Brand Manager of The Clorox Company between September 1987 and February 1989 and was responsible for salad dressing promotional planning with The Kraft Company between August 1986 and July 1987. Mr. Hecker received a B.A. degree from Stanford University and a M.B.A. degree from the University of Chicago.


     Within 90 days of the effective date of this Prospectus, Cham Foods intends to cause the election of one additional director who is neither an employee nor an officer of Primera or Cham Foods, nor a director of Cham Foods. Such director will serve as a member of the Company's audit and compensation committees.

OTHER KEY EMPLOYEES:


     John W. Boortz has served as Director of Quality Assurance of the Company since August 1996. He has over 30 years of quality control experience, including ISO 9000 certification and compliance procedures, with consumer food companies including The Pillsbury Company, Grace Cocoa Chocolate and Seagrams Incorporated. Mr. Boortz received a B.S. degree in biology and chemistry from the University of Wisconsin.



     Thomas B. Brown has served as the Plant Manager of the Cameron facility since October 1994. In addition to his daily responsibilities for plant operations, he oversees the Company's production equipment maintenance and acquisition activities. Mr. Brown received a B.S. degree in food science from the University of Wisconsin.



     Deborah L. Higgs has served as Corporate Controller of the Company since March 1992. She is responsible for the Company's daily accounting and banking functions and information technology systems. Between 1988 and 1992, Ms. Higgs served in various accounting capacities with Hitchcock Industries, Inc. From 1984 to 1988, Ms. Higgs was employed by Rosemount, Inc. in its accounting department. Ms. Higgs received a B.A. degree from Metropolitan State University.



     Peter J. Mumm was hired in January 1998 to serve as the Production Manager of the Company's proposed egg-laying and breaking operation. Prior to joining Primera, Mr. Mumm worked for five years in various capacities in the egg-laying operations of Creekwood Farms. Mr. Mumm received a B.S. degree in poultry science from the University of Wisconsin.



     Joe E. Sczygiel has served as the Plant Manager of the Perham facility since June 1971. In addition to his daily responsibilities for plant operations, Mr. Sczygiel is responsible for maintaining Primera's relationships with other egg processing companies for the purposes of purchasing liquid egg to meet Perham's production needs and selling liquid egg when production or market conditions warrant.



     Tim A. Zueger has served as the Plant Manager of the Stockton facility since December 1990. In addition to his daily responsibilities for plant operations, Mr. Zueger is responsible for purchasing the raw materials for the Stockton facility. Mr. Zueger and his family have been involved in the operations of the Stockton facility for nearly 40 years.



CLASSIFIED BOARD OF DIRECTORS


     Pursuant to the Company's Restated Certificate of Incorporation and Restated Bylaws, the Board of Directors is divided into three classes. Each class serves for a term of three years, subject to earlier resignation or removal, and election of the classes is staggered so that one class is elected each year. The directors serving in Class I, whose class term initially expires on the date of the Company's 1998 annual meeting of stockholders, are Mr. Shevi and Mr. Luikart. The directors serving in Class II, whose class term initially expires on the date of the Company's 1999 annual meeting of stockholders, are Mr. Hofstadter and Mr. Grossman. The director serving in Class III, whose class term initially expires on the date of the Company's 2000 annual meeting of stockholders, is Mr. Hecker. Within 90 days of the effective date of this Prospectus, Cham Foods intends to cause the election of one additional director who is neither an employee nor an officer of Primera or Cham Foods, nor a director of Cham Foods, to serve as a Class III director. See "Description of Capital Stock."

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established a Compensation Committee and an Audit Committee. Mr. Hecker is, and upon his or her election the other Class III director will be, a member of the Compensation and Audit Committees. The Compensation Committee will review on behalf of, and make recommendations to, the Board of Directors with respect to the compensation of executive officers and will administer the Company's stock option plan and make recommendations to the Board of Directors with respect to the plan and the grant of options to persons eligible under the plan. The Audit Committee's functions will include assessing the independence and recommending to the Board of Directors the engagement of the Company's independent public accountants and reviewing with such accountants the plans for and the results and scope of their auditing engagement and certain other matters relating to their services to the Company.

DIRECTOR COMPENSATION


     The Company initially intends to compensate each director who is neither an employee nor an affiliate of Primera or Cham Foods with an annual fee of $10,000 and a grant of a five-year option to purchase 5,000 shares of the Company's Common Stock. These options will be fully vested upon their grant. In November 1997, the Company granted Mr. Hecker 5,000 of such options at an exercise price equal to the initial public offering price per share in this offering. All directors will receive $500 for each Board of Directors and committee meeting attended and will be reimbursed for expenses incurred in connection with attendance at such Board and committee meetings.


INDEMNIFICATION AGREEMENTS

     Prior to the date of this Prospectus, the Company intends to enter into an agreement with each director providing for indemnification to the fullest extent permitted under Delaware law against liability for damages and expenses, including attorneys' fees, arising out of threatened, pending or completed legal actions, suits or proceedings by reason of the fact that such person is or was a director, officer or employee of the Company. The agreement will permit the director to demand certain advances against, or the creation of a trust for, expenses to be incurred in defending any covered claim. Insofar as the indemnification agreement may cover liabilities arising under the Securities Act, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

EMPLOYMENT AGREEMENTS

     Mr. Luikart has entered into a three year employment agreement with the Company effective as of January 1, 1997. The agreement provides for an annual base salary in 1997 and 1998 of $120,000 and $140,000, respectively, and an annual base salary for 1999 to be agreed upon between Mr. Luikart and the Company. In addition, the Company has agreed to pay Mr. Luikart an annual cash bonus equal to 3% of the Company's net income for each year during the term of the agreement. Mr. Luikart's employment agreement contains a non-compete agreement. Mr. Luikart is also reimbursed for life insurance premiums with respect to a $500,000 term policy. Mr. Luikart has the use of a Company-owned automobile.


     Mr. Goetze was hired as the Company's Chief Financial Officer effective April 1, 1998. Mr. Goetze has not entered into an employment agreement with the Company. Mr. Goetze's base salary for 1998 is $99,000. In addition, the Board may, at its discretion, pay Mr. Goetze a year-end cash bonus. Mr. Goetze has the use of a Company-owned automobile.

EXECUTIVE COMPENSATION


     The following table sets forth certain information regarding compensation paid during each of the Company's last three years to the Chief Executive Officer. No other executive officers had aggregate salaries and bonuses that exceeded $100,000.



                           SUMMARY COMPENSATION TABLE



                                                                                          LONG-TERM
                                                                                        COMPENSATION
                                                                                           AWARDS
                                                            ANNUAL COMPENSATION        ---------------
                                                        ---------------------------       ALL OTHER
            NAME AND PRINCIPAL POSITION                 YEAR     SALARY      BONUS     COMPENSATION(1)
            ---------------------------                 ----     ------      -----     ---------------
Jon E. Luikart, Chief Executive Officer.............    1997    $120,000    $91,000        $1,000
                                                        1996    $ 94,000    $45,000        $1,000
                                                        1995    $ 61,000    $10,000        $1,000


-------------------------
(1) Represents life insurance premiums paid by the Company on a policy owned by Mr. Luikart.


     To date, there has been no exercise of stock options granted by the Company. Mr. Luikart is the only current executive officer granted stock options during the year ended December 31, 1997. Prior to 1997, no stock options were granted by the Company.



                             OPTION GRANTS IN 1997



                                                  INDIVIDUAL GRANTS                          POTENTIAL REALIZABLE
                              ----------------------------------------------------------       VALUE AT ASSUMED
                                              PERCENT OF                                       ANNUAL RATES OF
                              NUMBER OF     TOTAL OPTIONS                                        STOCK PRICE
                                SHARES        GRANTED TO                                       APPRECIATION FOR
                              UNDERLYING      EMPLOYEES         EXERCISE                        OPTION TERM(2)
                               OPTIONS      IN FISCAL YEAR       PRICE        EXPIRATION    ----------------------
           NAME                GRANTED           1997         PER SHARE(1)       DATE          5%          10%
           ----               ----------    --------------    ------------    ----------    --------    ----------
Jon E. Luikart............     125,000          75.9%            $7.50        Oct. 2007     $590,000    $1,494,000


-------------------------

(1) The exercise price per share is based upon an assumed initial public offering price of $7.50 per share. The actual exercise price will be equal to the initial public offering price to investors in this offering.


(2) Based upon an assumed initial public offering price of $7.50 per share and on annual appreciation of such value minus the option exercise price, through the expiration date of such options, at the stated rates. These amounts represent assumed rates of appreciation only and may not necessarily be achieved. Actual gains, if any, depend on the future performance of the Common Stock, as well as the continued employment of Mr. Luikart for the full term of the options.


BENEFIT PLANS

     1997 Stock Option Plan. In October 1997, the Company adopted its 1997 Stock Option Plan (the 1997 Stock Option Plan"). The purpose of the 1997 Stock Option Plan is to advance the interests of the Company and its stockholders by enhancing the Company's ability to attract and retain qualified persons to perform services for the Company by providing incentives to such persons to put forth maximum efforts for the Company and by rewarding persons who contribute to the achievement of the Company's economic objectives. Persons eligible to receive options under the 1997 Stock Option Plan consist of all employees, officers, directors, consultants and independent contractors of the Company. The 1997 Stock Option Plan provides for the granting of incentive stock options intended to qualify under section 422 of the Internal Revenue Code of 1986, as amended ("Incentive Options") and options that do not constitute incentive stock options ("Non-Qualified Options").

     The 1997 Stock Option Plan has been administered by the Board of Directors and, upon election of the Company's other Class III director, will be administered by the Compensation Committee (the "Committee"). In general, the Committee will be authorized to recommend the recipients of awards and the terms and conditions of those awards to the Board of Directors for its approval. The number of shares of Common Stock that may be issued under the 1997 Stock Option Plan may not exceed 400,000 shares (subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in the Company's capital structure). Shares of Common Stock that are attributable to awards that have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards.

     Incentive Options may be granted only to employees of the Company and must be granted at an exercise price not less than the fair market value of the Common Stock on the date of grant (or, for an option granted to a person holding more than 10% of the Company's voting stock, at not less than 110% of fair market value). Non-Qualified Options may be granted to any eligible participant under the 1997 Stock Option Plan at such exercise price (which may be less than fair market value) as determined by the Compensation Committee. An optionee who leaves the Company for reasons other than death, disability or termination for cause has 90 days after termination within which to exercise his or her Incentive Options. In the event an optionee's employment or other service with the Company is terminated by reason of such optionee's death or disability, all outstanding options then held by the optionee will become immediately exercisable in full and remain exercisable after such termination for a period of one year (but in no event after the expiration date of any such option). The term of each Incentive Option, which is fixed at the date of grant, may not exceed 10 years from the date the option is granted (except that an Incentive Option granted to a person holding more than 10% of the Company's voting stock may be exercisable only for five years from the date of grant). The term of Non-Qualified Options may be fixed by the Committee in its sole discretion at the date of grant. Options may be exercisable in whole or installments. The Committee may accelerate the vesting of outstanding options in its discretion if the Company dissolves, liquidates or merges or consolidates with another corporation and is not the surviving corporation.

     No awards under the 1997 Stock Option Plan may be granted after October 2007; however, the 1997 Stock Option Plan may be terminated earlier by Board action, and no option may be granted after such termination. Options outstanding upon termination of the 1997 Stock Option Plan may be exercised in accordance with their terms.


     Option Grants. In October 1997, the Company granted Mr. Luikart Incentive Options and Non-Qualified Options to purchase an aggregate of 37,500 and 87,500 shares of Common Stock, respectively, pursuant to the 1997 Stock Option Plan. The Company also granted Non-Qualified Options to the Company's former Chief Financial Officer to purchase an aggregate of 29,300 shares of Common Stock. Incentive Options to purchase an aggregate of 15,400 shares of Common Stock were granted to six other employees. Additionally, in April 1998, the Company granted Mr. Goetze Incentive Options and Non-Qualified Options to purchase an aggregate of 37,500 and 12,500 shares of Common Stock, respectively. All of these options vest over a three-year period, with one-third of the options vesting each year commencing one year after the date of grant. However, if the former Chief Financial Officer terminates his employment with the Company within 12 months of the date of grant, 50% of such former officer's options will vest immediately. Vested options are exercisable at the initial public offering price on the cover page of this Prospectus. All of the options will expire 10 years from the date of grant.



     In November 1997, the Company granted Mr. Hecker Non-Qualified Options to purchase an aggregate of 5,000 shares of Common Stock pursuant to the 1997 Stock Option Plan at an exercise price equal to the initial public offering price per share on the cover page of this Prospectus. These options will vest on the date of this Prospectus and will expire five years from the date of grant.

                              CERTAIN TRANSACTIONS


     As of March 31, 1998, the Company had unsecured notes payable to related parties totaling $4.0 million bearing interest at a rate not to exceed the bank's reference rate plus 0.5% to be compounded daily and paid monthly or quarterly. The Company paid $359,000 and $333,000 of interest to these related parties during 1996 and 1997, respectively. The notes payable to related parties at March 31, 1998 consist of $3.3 million payable to Cham Foods and $748,000 payable to Egis Holdings Ltd. ("Egis"), the largest stockholder of Cham Foods. Messrs. Hofstadter and Grossman are affiliates of Egis. On April 1, 1998 the Company repaid Egis with proceeds borrowed from Cham Foods. The Company intends to use proceeds from this offering to repay a portion of the notes to Cham Foods. See "Use of Proceeds."



     The Company purchased $1.3 million, $870,000 and $268,000 of products from Cham Foods during the year ended December 31, 1996 and 1997 and the three month period ended March 31, 1998, respectively. The Company had accounts payable to Cham Foods on such purchases of $934,000, $575,000 and $581,000 at December 31, 1996 and 1997 and at March 31, 1998, respectively. The products purchased from Cham Foods principally consisted of dehydrated vegetable products. These products were purchased by the Company for resale to its customers. The Company and Cham Foods do not have a written agreement under which the Company purchases the products. The Company purchases these products in such amounts and at such prices as market conditions warrant. The Company historically paid interest at an annual rate of 8% on Cham Foods payables outstanding over 90 days. In April 1998, the interest rate on such payables was lowered to 7.5%. The Company also had accounts receivable due from Cham Foods of $168,000, $198,000 and $13,000 on December 31, 1996 and 1997 and on March 31, 1998, respectively, primarily for equipment. The Line of Credit agreement prohibits the Cham Foods receivables from exceeding $200,000.


     The Company paid Cham Foods a management fee of $70,000 in 1996. In January 1997, the Company entered into a management agreement with Cham Foods providing for an annual fee of $110,000 during the agreement's three year term. Under the agreement, Cham Foods will make the services of Mr. Shevi available to the Company for ongoing management and sales and marketing advice.


     Mr. Luikart received a loan from the Company of $12,500 in October 1996 which was repaid in the period ended March 31, 1998. Mr. Luikart received a second loan from the Company of $30,000 in February 1997. The second loan is due in February 2007. The outstanding principal balance on the second loan is $30,000. This loan is evidenced by a promissory note and bears interest at an annual rate of 6.0%.



     The Company's current policy is that material and affiliated transactions and loans will be made or entered into on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties, and all material affiliated transactions and loans, and any forgiveness of loans, must be approved by a majority of the independent, non-affiliated members of the Board of Directors who do not have an interest in the transaction. The transactions described above were entered into before adoption of the Company's current policy relating to such transactions. Therefore, the terms of each of the transactions described above are not necessarily as favorable as terms the Company could have received from disinterested third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to beneficial ownership of the Common Stock as of the date of this Prospectus and as adjusted for the sale of shares offered hereby, by: (i) each person who beneficially owns more than 5% of the Common Stock, (ii) each of the Company's executive officers and directors, and (iii) by all executive officers and directors of the Company as a group. Unless otherwise noted, each person or group identified has sole voting and investment power with respect to the shares shown.


                                                                                     PERCENTAGE OF SHARES
                                                              NUMBER OF SHARES       BENEFICIALLY OWNED(1)
                                                             BENEFICIALLY OWNED    -------------------------
                                                             PRIOR TO AND AFTER      PRIOR TO      AFTER THE
                    NAME AND ADDRESS                          THE OFFERING(1)      THE OFFERING    OFFERING
                    ----------------                         ------------------    ------------    ---------
Cham Foods (Israel) Ltd.(2)..............................        3,875,000             100%          72.1%
Michael Shevi(2)(3)......................................        3,875,000             100%          72.1%
Jon E. Luikart(4)........................................               --              --             --
Jon D. Goetze(4).........................................               --              --             --
Sandor Hofstadter(3).....................................        3,875,000             100%          72.1%
3625 Dufferin Street, Suite 500
Downsview, Ontario M3K 1N4 Canada
Alexander E. Grossman(3).................................        3,875,000             100%          72.1%
970 Lawrence Avenue West, Suite 300
Toronto, Ontario M6A 3B6 Canada
Gordon E. Hecker(5)......................................            5,000               *              *
10786 Weymouth Avenue
Powell, Ohio 43065
All executive officers and directors as a group (6
  persons)(5)............................................        3,880,000             100%          72.1%


-------------------------
 *  Represents less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting power and investment power with respect to shares. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days from the date hereof, are considered outstanding for the purpose of calculating the percentage of Common Stock owned by such person and owned by a group, but not for the purpose of calculating the percentage of Common Stock owned by any other person.

(2) The address of this stockholder is: Herbert Samuel Street No. 66, P.O. Box 299, 38102, Hadera, Israel.

(3) Consists of 3,875,000 shares held by Cham Foods, of which Mr. Shevi is the Managing Director and of which Messrs. Hofstadter and Grossman are directors.

(4) The address of each of these executive officers is: c/o Primera Foods Corporation, 612 South 8th Street, P.O. Box 373, Cameron, Wisconsin 54622.

(5) Includes 5,000 shares which may be purchased upon exercise of options which are to become exercisable within 60 days of the date hereof.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $.001 per share and 1,000,000 shares of Preferred Stock, par value $1.00 per share. Immediately prior to the offering, there were 3,875,000 shares of Common Stock outstanding held by one holder of record and no shares of Preferred Stock outstanding.

COMMON STOCK

     Each share of Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders. Stockholders do not have cumulative voting rights, the absence of which will, in effect, allow the holders of a majority of the outstanding shares of Common Stock to elect all the directors then standing for election. After the completion of the offering hereby and assuming no exercise of any stock options, the Representative's Warrants or the Underwriters' over-allotment option, Cham Foods will own approximately 72.1% of the Common Stock.

     Subject to the rights and preferences of the Preferred Stock, if any, each share of Common Stock has an equal and ratable right to receive dividends, when, as and if declared by the Company's Board of Directors, out of any funds legally available for the payment thereof. In the event of the liquidation, dissolution or winding up of the Company, after satisfaction of amounts payable to creditors and distribution to the holders of outstanding Preferred Stock, if any, of amounts to which they may be preferentially entitled, holders of the Common Stock are entitled to share ratably, on a per share basis, in the assets available for distribution to the stockholders.

     Holders of Common Stock are not entitled to conversion or preemptive rights. All outstanding shares of Common Stock are, and when issued, the shares of Common Stock to be issued in connection with this offering, will be, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority, subject to any limitations prescribed by law, without further action by the stockholders, to issue up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series. The shares noted above constitute "blank check" Preferred Stock, and, as of the date of this offering, the Board of Directors has not yet designated any series thereof or any rights, preferences, privileges or restrictions attaching thereto. The issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any Preferred Stock.

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION, RESTATED BYLAWS AND CONTRACTS

     The Company's Restated Certificate of Incorporation and Restated Bylaws divide the Company's Board of Directors into three classes. Each class serves for a term of three years, subject to earlier resignation or removal, and election of the classes is staggered so that one class is elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. At least two annual meetings of shareholders generally will be required to effect a change in a majority of the Board of Directors. These provisions of the Restated Certificate of Incorporation and Restated Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. See "Management."

     The Company's Restated Bylaws provide that special meetings of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer, a majority of the Board of Directors or the holders of shares entitled to cast not less than 25% of the voting power of any class entitled to vote at the meeting. In addition, the Restated Bylaws provide that stockholders may not raise new matters or nominate directors at a meeting of stockholders unless certain advance notice requirements are satisfied.


     Until Cham Foods disposes of all of its shares of Common Stock in the Company, Golden Oval, pursuant to its supply agreement with the Company, has a right of first refusal under certain circumstances to acquire all of the Company's assets in the event of a proposed sale of all of such assets. The agreement also grants Golden Oval a right of first refusal to acquire all of the shares of Common Stock owned by Cham Foods in the event of a proposed sale by Cham Foods of all of such shares. Golden Oval must respond to any offer made to it within thirty days. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. The interests of investors in this offering may be adversely affected to the extent that Golden Oval exercises its right of first refusal to acquire all of the Company's assets in contravention of a vote of stockholders to sell such assets to a third party.


CERTAIN PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW

     Generally, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a broad range of "business combinations" with an "interested stockholder" (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) for three years following the date such person became an interested stockholder unless (i) before the person becomes an interested stockholder, the transaction resulting in such person becoming an interested stockholder or the business combination is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares owned by directors who are also officers of the corporation or shares held by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer or exchange offer) or (iii) on or after such date on which such person became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock excluding shares owned by the interested stockholders. The restrictions of Section 203 do not apply, among other reasons, if a corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or bylaws must be approved by the affirmative vote of a majority of the shares entitled to vote. Moreover, an amendment so adopted is not effective until twelve months after its adoption and does not apply to any business combination between the corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. The Company's Restated Certificate of Incorporation and Restated Bylaws do not currently contain any provisions electing not to be governed by Section 203 of the DGCL.

     Section 203 of the DGCL may discourage persons from making a tender offer for or acquisitions of substantial amounts of Common Stock. This could have the effect of inhibiting changes in management and may also prevent temporary fluctuations in the Common Stock that often result from takeover attempts.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar of the Common Stock is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding 5,375,000 shares of Common Stock (assuming the Underwriters' over-allotment option is not exercised). Of these outstanding shares, the 1,500,000 shares of Common Stock sold in this offering will be freely tradeable without restriction under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined in the Securities Act), which will be subject to the resale limitations under Rule 144 adopted under the Securities Act. The 3,875,000 shares of Common Stock held by Cham Foods are "restricted" securities within the meaning of Rule 144 and may not be resold in a public distribution except in compliance with the registration requirements of the Securities Act or pursuant to Rule 144.

     In general, under Rule 144 as currently in effect, an affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year but less than two years, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 53,750 shares immediately after the offering) or (ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons) other than an "affiliate" who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person who directly, or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Rule 144A under the Securities Act as currently in effect permits the immediate sale by current holders of restricted shares of all or a portion of their shares to certain qualified institutional buyers described in Rule 144A, subject to certain conditions.

     Cham Foods has agreed that it will not sell any shares of capital stock of the Company, either publicly or privately, without the prior consent of the Representative for a period of 180 days from the date of this Prospectus.


     The Company has reserved an aggregate of 400,000 shares of Common Stock for issuance pursuant to the 1997 Stock Option Plan. Options to purchase a total of 219,700 shares of Common Stock have been granted to certain employees and a director of the Company under the 1997 Stock Option Plan. The Company intends to file a registration statement on Form S-8 under the Securities Act within 30 days after the date of this Prospectus to register the shares to be issued pursuant to the 1997 Stock Option Plan. Shares of Common Stock issued under the 1997 Stock Option Plan after the effective date of such registration statement will be freely tradeable in the public market, subject to the lock-up restrictions and subject in the case of sales by affiliates to the amount, manner of sale notice and public information requirements of Rule 144.


     There has been no prior market for the Common Stock and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the offering contemplated by this Prospectus. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock.

                                  UNDERWRITING

     The Underwriters named below, for whom Cruttenden Roth Incorporated is acting as Representative, have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below at the price to public less underwriting discounts and commissions set forth on the cover page of this Prospectus. The nature of the Underwriters' obligations is such that if any such shares are purchased, all must be purchased.

                        UNDERWRITER                             PARTICIPATION
                        -----------                             -------------
Cruttenden Roth Incorporated................................

                                                                  ---------
     Total..................................................      1,500,000
                                                                  =========


     The several Underwriters propose to offer the shares of Common Stock in part directly to the public at the price to public set forth on the cover page of this Prospectus, and in part to certain dealers who are members of the National Association of Securities Dealers, Inc. (the "NASD"), or institutions located outside the U.S. that are not registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and agree to make no sales within the U.S. or its territories and possessions or to persons who are nationals thereof or residents therein, at the price to public less a concession not
exceeding $     per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per share. After the public
offering, the Representative may change the initial price to public, concession and reallowance and other selling terms. No change in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.


     The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 225,000 shares of Common Stock at the price to public less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise the option solely to cover over-allotments, if any. To the extent that the Underwriters exercise the over-allotment option, each Underwriter will be committed, subject to certain conditions, to purchase a number of additional shares which is proportionate to such Underwriter's initial commitment.

     The Company has also agreed to pay the Representative a non-accountable expense allowance equal to 2% of the gross proceeds of the offering (including any over-allotment shares), and to sell to the Representative or its designees, for nominal consideration, the Representative's Warrants to purchase up to 150,000 shares of Common Stock (subject to certain antidilution adjustments). The Representative's Warrants will be exercisable for a period of five years commencing one year after the effective date of the Registration Statement of which this Prospectus forms a part, and cannot be transferred for a period of one year from the date of issuance except to Underwriters, selling group members and their officers or partners. The exercise price per share for the Representative's Warrants is equal to 120% of the initial price to public and may be paid in cash or on a cashless net issuance basis by foregoing receipt of a number of shares otherwise issuable upon exercise having a fair market value equal to the aggregate exercise price. During the exercise period, holders of the Representative's Warrants are entitled to certain demand and incidental registration rights with respect to the securities issuable upon exercise.

     Except in connection with acquisitions or pursuant to the exercise of options granted under the 1997 Stock Option Plan, the Company has agreed, for a period of 180 days after the consummation of this offering, not to issue or sell or purchase any equity securities without the prior written consent of the Representative. In addition, the Company's officers, directors and Cham Foods have agreed not to transfer any equity securities of the Company for a period of 180 days after the consummation of this offering without the prior written consent of the Representative.

     Prior to this offering, there has not been a public market for the Common Stock. The public offering price of the Common Stock will be determined by arms-length negotiation between the Company and the Representative. There will be no direct relation between the offering price of the Common Stock and the assets, book value or net worth of the Company. Among the factors to be considered by the Company and the Representative in pricing the Common Stock are the results of operations, the current financial condition and future prospects of the Company, the experience of management, the amounts of ownership to be retained by Cham Foods, the general condition of the economy and the securities markets, the rights, preferences, privileges and restrictions of the Common Stock, and the demand for similar securities of companies considered comparable to the Company.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     In connection with the offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with the Exchange Act pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the offering to cover all or a portion of such shares of Common Stock or may exercise the Underwriters' over-allotment option referred to above. In addition, the Representative, on behalf of the Underwriters, may impose "penalty bids" under the contractual arrangements with the Underwriters whereby the Representative may reclaim from an Underwriter (or dealers participating in the offering), for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the offering but subsequently purchased for the account of the Underwriters in stabilization or syndicate covering transactions or otherwise. Any of these activities may stabilize or maintain the price of the Common Stock at a level above which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and if they are undertaken they may be discontinued at any time.

     The Representative has advised the Company that the Underwriters do not expect to confirm any sales to accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS


     The validity of the Common Stock offered hereby will be passed upon for the Company by Messerli & Kramer P.A., Minneapolis, Minnesota. Certain legal matters will be passed upon for the Underwriters by Parcel, Mauro & Spaanstra, P.C., Denver, Colorado.


                                    EXPERTS


     The consolidated financial statements of Primera Foods Corporation and subsidiary as of December 31, 1996 and 1997, and for each of the years in the three year period ended December 31, 1997, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each such instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549 at the prescribed rates. Also, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Web site is HTTP://WWW.SEC.GOV.

                    PRIMERA FOODS CORPORATION AND SUBSIDIARY

                               TABLE OF CONTENTS


                                                              PAGE(S)
                                                              -------
Independent Auditors' Report................................     F-1
Consolidated Financial Statements:
  Consolidated Balance Sheets...............................     F-2
  Consolidated Statements of Operations.....................     F-3
  Consolidated Statements of Stockholders'
     Equity/(Deficit).......................................     F-4
  Consolidated Statements of Cash Flows.....................     F-5
Notes to Consolidated Financial Statements..................     F-6

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS
PRIMERA FOODS CORPORATION:


     We have audited the accompanying consolidated balance sheets of Primera Foods Corporation and subsidiary (the Company) as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity/(deficit), and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Primera Foods Corporation and subsidiary as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                          /s/  KPMG Peat Marwick LLP

                                          KPMG Peat Marwick LLP

Minneapolis, Minnesota

February 6, 1998

                    PRIMERA FOODS CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS


                                                               DECEMBER 31           MARCH 31,
                                                        -------------------------   -----------
                                                           1996          1997          1998
                                                           ----          ----          ----
                                                                                    (UNAUDITED)
ASSETS

Current assets:
  Trade accounts receivable, less allowance for
     doubtful accounts of $60,000, $65,000 and $40,000
     at December 31, 1996 and 1997, and March 31,
     1998, respectively...............................  $ 4,023,004   $ 3,710,388   $ 4,161,748
  Accounts receivable -- related parties..............      168,289       198,413        13,262
  Notes receivable due from related parties...........       23,694        42,500        30,000
  Inventories.........................................    5,620,167     6,204,825     6,558,362
  Prepaid expenses and other current assets...........      100,144       102,337        78,714
  Deferred tax assets.................................      109,162        83,078        83,078
                                                        -----------   -----------   -----------
          Total current assets........................   10,044,460    10,341,541    10,925,164
                                                        -----------   -----------   -----------
Property, plant, and equipment, net of accumulated
  depreciation........................................    7,409,633     7,806,100     7,643,907
Goodwill, net of accumulated amortization.............      329,375       318,750       316,093
Other assets, net of accumulated amortization.........        6,953       259,714       314,406
                                                        -----------   -----------   -----------
          Total assets................................  $17,790,421   $18,726,105   $19,199,570
                                                        ===========   ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Checks issued in excess of cash balances............  $   623,592   $ 1,050,664   $   305,225
  Accounts payable....................................    3,564,960     2,695,325     2,426,641
  Accounts payable -- related parties.................      934,044       575,070       581,131
  Accrued liabilities.................................      610,155       431,156       455,291
  Accrued interest payable............................      127,922        48,813        64,704
  Accrued income tax payable..........................      171,126        18,957       347,237
  Current maturities of long-term debt................      503,455       820,156     1,780,079
  Current maturities of notes payable -- related
     parties..........................................           --     2,000,000     2,000,000
                                                        -----------   -----------   -----------
          Total current liabilities...................    6,535,254     7,640,141     7,960,308
                                                        -----------   -----------   -----------
Long-term liabilities:
  Notes payable -- related parties....................    4,828,550     2,028,550     2,028,550
  Long-term debt, less current maturities.............    4,436,756     3,894,206     3,397,680
  Deferred income taxes...............................      826,598       958,110       958,110
                                                        -----------   -----------   -----------
          Total long-term liabilities.................   10,091,904     6,880,866     6,384,340
                                                        -----------   -----------   -----------
          Total liabilities...........................   16,627,158    14,521,007    14,344,648
                                                        -----------   -----------   -----------
Commitments and contingencies (notes 7 and 9)
Stockholders' equity:
  Preferred stock -- $1.00 par value; 1,000,000 shares
     authorized; no shares issued and outstanding as
     of December 31, 1996, 1997 and March 31, 1998....           --            --            --
  Common stock -- $.001 par value; 25,000,000 shares
     authorized; 3,875,000 shares issued and
     outstanding at December 31, 1996, 1997 and March
     31, 1998.........................................        3,875         3,875         3,875
  Additional paid-in capital..........................      262,791       262,791       262,791
  Retained earnings...................................      896,597     3,938,432     4,588,256
                                                        -----------   -----------   -----------
          Total stockholders' equity..................    1,163,263     4,205,098     4,854,922
                                                        ===========   ===========   ===========
          Total liabilities and stockholders'
            equity....................................  $17,790,421   $18,726,105   $19,199,570
                                                        ===========   ===========   ===========


          See accompanying notes to consolidated financial statements.

                    PRIMERA FOODS CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                  THREE MONTHS ENDED
                                          YEARS ENDED DECEMBER 31                      MARCH 31
                                 -----------------------------------------    --------------------------
                                    1995           1996           1997           1997           1998
                                    ----           ----           ----           ----           ----
                                                                                     (UNAUDITED)
Net sales......................  $33,135,649    $53,707,977    $50,375,043    $13,992,336    $11,626,196
Cost of sales..................   29,896,451     48,626,198     43,116,844     12,114,488      9,851,897
                                 -----------    -----------    -----------    -----------    -----------
     Gross profit..............    3,239,198      5,081,779      7,258,199      1,877,848      1,774,299
Selling, general, and
  administrative expenses......    1,883,547      2,206,210      2,108,441        525,804        524,205
                                 -----------    -----------    -----------    -----------    -----------
     Income from operations....    1,355,651      2,875,569      5,149,758      1,352,044      1,250,094
Other income (expense):
  Gain from officer life
     insurance.................      201,955             --             --             --             --
  Interest expense.............     (878,149)      (677,613)      (492,792)      (136,669)      (123,209)
  Interest expense -- related
     party.....................     (271,334)      (383,606)      (342,605)       (92,819)       (82,768)
  Other income/(expense) net...      134,097            765         42,100          6,288          3,987
                                 -----------    -----------    -----------    -----------    -----------
     Total other income
       (expense)...............     (813,431)    (1,060,454)      (793,297)      (223,200)      (201,990)
                                 -----------    -----------    -----------    -----------    -----------
     Income before income
       taxes...................      542,220      1,815,115      4,356,461      1,128,844      1,048,104
Income tax expense.............           --       (641,413)    (1,314,626)      (341,000)      (398,280)
                                 -----------    -----------    -----------    -----------    -----------
     Net income................  $   542,220    $ 1,173,702    $ 3,041,835    $   787,844    $   649,824
                                 ===========    ===========    ===========    ===========    ===========
Basic earnings per share.......  $      0.14    $      0.30    $      0.78    $       .20    $      0.17
                                 ===========    ===========    ===========    ===========    ===========
Diluted earnings per share.....         0.14           0.30           0.78            .20           0.17
                                 ===========    ===========    ===========    ===========    ===========
Weighted average common and
  common equivalent shares
  outstanding..................    3,875,000      3,875,000      3,875,000      3,875,000      3,875,000
                                 ===========    ===========    ===========    ===========    ===========


          See accompanying notes to consolidated financial statements.

                    PRIMERA FOODS CORPORATION AND SUBSIDIARY


           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIT)





                                                   COMMON           ADDITIONAL     RETAINED
                                             -------------------     PAID-IN       EARNINGS
                                              SHARES      AMOUNT     CAPITAL      (DEFICIT)       TOTAL
                                              ------      ------    ----------    ---------       -----
Balance at December 31, 1994.............    3,875,000    $3,875     $262,791     $ (819,325)   $ (552,659)
  Net income.............................           --        --           --        542,220       542,220
                                             ---------    ------     --------     ----------    ----------
Balance at December 31, 1995.............    3,875,000     3,875      262,791       (277,105)      (10,439)
  Net income.............................           --        --           --      1,173,702     1,173,702
                                             ---------    ------     --------     ----------    ----------
Balance at December 31, 1996.............    3,875,000     3,875      262,791        896,597     1,163,263
  Net income.............................           --        --           --      3,041,835     3,041,835
                                             ---------    ------     --------     ----------    ----------
Balance at December 31, 1997.............    3,875,000     3,875      262,791      3,938,432     4,205,098
  Net income (unaudited).................           --        --           --        649,824       649,824
                                             ---------    ------     --------     ----------    ----------
Balance at March 31, 1998 (unaudited)....    3,875,000    $3,875     $262,791     $4,588,256    $4,854,922
                                             =========    ======     ========     ==========    ==========


          See accompanying notes to consolidated financial statements.

                    PRIMERA FOODS CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                           THREE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31                     MARCH 31
                                           -----------------------------------------    ------------------------
                                              1995           1996           1997           1997          1998
                                              ----           ----           ----           ----          ----
                                                                                              (UNAUDITED)
Cash flows from operating activities:
  Net income.............................  $   542,220    $ 1,173,702    $ 3,041,835    $   787,845    $ 649,824
  Adjustments to reconcile net income to
    net cash provided by operating
    activities:
    Depreciation of property, plant, and
      equipment..........................      452,234        624,264        702,488        155,715      186,829
    Amortization of goodwill and other
      assets.............................       13,896         13,894         13,895          3,474        3,474
    Write-down of property, plant, and
      equipment..........................      269,645             --             --             --           --
    Write-off of employee advance........        6,000             --             --             --           --
    Write-off of note receivable.........       75,000             --             --             --           --
    Net (gain) loss from disposition of
      property, plant, and equipment.....        3,805         10,860        (17,592)        (5,050)          --
    Provision for deferred taxes.........           --        462,436        157,596        (41,072)          --
    Provision for losses on trade
      accounts receivable................       40,128         63,378          5,000             --      (25,000)
    Change in operating assets and
      liabilities:
      Trade accounts receivable..........    1,309,855       (881,301)       307,616       (215,809)    (426,360)
      Accounts receivable -- related
         parties.........................     (159,209)        16,866        (30,124)        12,603      185,151
      Notes receivable due from related
         parties.........................       16,870        (18,768)       (18,806)       (27,429)      12,500
      Inventories........................     (380,739)      (693,791)      (584,658)       667,568     (353,537)
      Prepaid expenses and other current
         assets..........................          (76)        (3,976)        (2,193)        39,501       23,623
      Accounts payable...................      (22,637)     1,423,457       (869,635)    (1,820,886)    (268,684)
      Accounts payable -- related
         parties.........................      780,104        153,940       (358,974)       (41,723)       6,061
      Accrued liabilities................      (37,740)       408,693       (178,999)     1,163,410       24,135
      Accrued interest payable...........     (189,577)        37,765        (79,109)         5,565       15,891
      Accrued income taxes payable.......           --        171,126       (152,169)       161,375      328,280
                                           -----------    -----------    -----------    -----------    ---------
         Net cash provided by operating
           activities....................    2,719,779      2,962,545      1,936,171        845,087      362,187
                                           -----------    -----------    -----------    -----------    ---------
Cash flows from investing activities:
  Additions to property, plant, and
    equipment............................     (349,618)      (975,402)    (1,114,063)      (476,386)     (24,636)
  Proceeds from sale of property, plant,
    and equipment........................      191,152         19,500         32,700          5,050           --
  Other assets...........................       27,264             --             --             --           --
                                           -----------    -----------    -----------    -----------    ---------
         Net cash used in investing
           activities....................     (131,202)      (955,902)    (1,081,363)      (471,336)     (24,636)
                                           -----------    -----------    -----------    -----------    ---------
Cash flows from financing activities:
  Proceeds from related party debt
    issuances............................    1,450,000      2,462,850        820,950             --           --
  Payments of related party debt.........      (60,000)    (2,500,000)    (1,620,950)      (600,000)          --
  Proceeds from issuance of long-term
    debt.................................      109,000             --             --             --           --
  Repayments of long-term debt...........   (1,190,786)      (624,264)      (503,580)      (125,982)    (126,848)
  Increase (decrease) in checks issued in
    excess of cash balances..............      240,995         36,003        427,072       (623,592)    (745,439)
  Net increase (decrease) on revolving
    credit agreement.....................     (518,076)    (1,381,232)       277,731      1,042,415      590,245
  Other assets...........................           --             --       (256,031)            --      (55,509)
                                           -----------    -----------    -----------    -----------    ---------
         Net cash provided by (used in)
           financing activities..........       31,133     (2,006,643)      (854,808)      (307,159)    (337,551)
                                           -----------    -----------    -----------    -----------    ---------
         Net change in cash..............    2,619,710             --             --         66,592           --
Cash at beginning of the period..........           --             --             --             --           --
                                           -----------    -----------    -----------    -----------    ---------
Cash at end of the period................  $ 2,619,710    $        --    $        --    $    66,592    $      --
                                           ===========    ===========    ===========    ===========    =========
Supplemental disclosure of cash flow
  information:
  Cash paid during the period for:
    Interest paid........................  $ 1,285,270    $   975,952    $   914,506    $   223,923    $ 190,086
    Taxes paid...........................        3,178          7,851      1,281,398        179,626       70,000


          See accompanying notes to consolidated financial statements.

                    PRIMERA FOODS CORPORATION AND SUBSIDIARY


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



             DECEMBER 31, 1996, 1997 AND MARCH 31, 1998 (UNAUDITED)


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF BUSINESS


(A) NATURE OF BUSINESS


     Primera Foods Corporation and subsidiary (formerly known as Primegg, Ltd.) (the Company) is a corporation operating primarily in the processing of eggs and egg-related products. The Company dries egg liquid into powder. Due to the product line there is some risk caused by market conditions. The majority of the Company's customers are in the United States.


(B) CONSOLIDATION


     The accompanying consolidated financial statements include the accounts of Primera Foods Corporation and Primegg (Barbados) Ltd., a foreign sales corporation. All material intercompany accounts and transactions are eliminated in consolidation.


(C) INVENTORIES



     Inventories are valued at the lower of cost or market, with cost being determined on the average cost method. Inventory costs include raw materials, direct labor, and manufacturing overhead.



(D) PROPERTY, PLANT, AND EQUIPMENT


     Property, plant, and equipment are recorded at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from 3 to 40 years.


(E) GOODWILL


     The excess of cost over the fair value of net assets resulting from the acquisition of the Company's Perham facility resulted in goodwill that is being amortized over 40 years using the straight-line method.


(F) FAIR VALUE OF FINANCIAL INSTRUMENTS


     The Company's financial instruments are recorded on its balance sheet. The carrying value of the Company's financial assets and liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments, and the interest rates on long-term debt approximate market rates available to the Company.


(G) INCOME TAXES


     The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method of Statement 109 deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


(H) ACCOUNTING ESTIMATES


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                    PRIMERA FOODS CORPORATION AND SUBSIDIARY liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


(I) REVENUE RECOGNITION


     The Company recognizes revenue from product sales based on the terms of the contract, which is generally at the time of shipment.


(J) CONCENTRATIONS OF CREDIT RISK



     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. A significant portion of the Company's sales are to customers in the food industry and, as such, the Company is directly affected by the well-being of that industry. The Company monitors its credit risks associated with trade receivables by assessing the creditworthiness of its customers. The Company does not require collateral on trade receivables. Historically, the Company has not experienced significant losses on trade receivables.



(K) STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE


  STOCK SPLITS

     Dollar, share, and per share amounts herein and in the accompanying consolidated financial statements have been adjusted retroactively, where appropriate, to reflect the 2,906.25727 for one common stock split effective December 4, 1997.

  EARNINGS PER SHARE


     Earnings per share are determined on the basis of the weighted average number of common and common equivalent shares outstanding during the period. There have been no issuances of common stock, warrants, or options for nominal consideration during the periods presented.



  RIGHT OF FIRST REFUSAL



     In connection with entering into the Company's supply contract with Golden Oval, the Company agreed that in the event Cham Foods decides to sell all of the assets of the Company or all of Cham Food's stock in the Company to any party not directly or indirectly associated with the current ownership of Cham Foods or their families, Golden Oval will be given the right of first refusal to purchase all such assets or stock under the same terms. This right shall exist for thirty days after written notification by the Company to Golden Oval, unless otherwise agreed in writing by both parties. (see note 9)



(L) NEW ACCOUNTING PRONOUNCEMENTS



     During 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, which establishes new standards for computing and presenting earnings per share information. The Company adopted the new standard beginning in 1997. Prior period information has been restated to conform with the requirements of the new standard.



     In 1997, the FASB also issued SFAS 129, SFAS 130, and SFAS 131. SFAS 129, Disclosure of Information about Capital Structure, consolidates existing disclosure requirements and had no impact on the Company's financial statements. SFAS 130, Reporting Comprehensive Income, establishes standards for reporting and displaying the components of comprehensive income and was adopted by the Company in the first quarter of 1998. The adoption had no impact on the Company. SFAS 131, Disclosures about Segments of

                    PRIMERA FOODS CORPORATION AND SUBSIDIARY an Enterprise and Related Information, establishes standards for determining operating segments and reporting operating segment information. SFAS 131 is required to be adopted beginning with the Company's 1998 year-end annual report. The Company has not yet evaluated the effects of this pronouncement to determine what changes, if any, to its current reporting format will be required.


(2) INVENTORIES

     The components of inventories are summarized as follows:


                                                    DECEMBER 31               MARCH 31
                                             --------------------------      ----------
                                                1996            1997            1998
                                                ----            ----            ----
Supplies.................................    $  296,364      $  291,745      $  310,473
Raw materials............................       665,945         449,220         450,968
Finished products........................     4,657,858       5,463,860       5,796,921
                                             ----------      ----------      ----------
                                             $5,620,167      $6,204,825      $6,558,362
                                             ==========      ==========      ==========


(3) PROPERTY, PLANT, AND EQUIPMENT

     The components of property, plant, and equipment are summarized as follows:


                                                       DECEMBER 31             MARCH 31
                                 ESTIMATED      --------------------------    -----------
                                USEFUL LIVES       1996           1997           1998
                                ------------       ----           ----           ----
Land........................             --     $   118,957    $   118,957    $   118,957
Buildings...................    32-40 years       3,140,654      3,717,242      3,717,242
Machinery and equipment.....     5-15 years       6,925,800      7,749,471      7,766,369
Vehicles....................      3-4 years         364,500        413,119        413,119
Furniture and fixtures......     3-15 years         147,912        173,654        173,654
Construction in progress....             --         454,228         34,987         42,725
                                -----------     -----------    -----------    -----------
                                                 11,152,051     12,207,430     12,232,066
Less accumulated
  depreciation..............                     (3,742,418)    (4,401,330)    (4,588,159)
                                                -----------    -----------    -----------
                                                $ 7,409,633    $ 7,806,100    $ 7,643,907
                                                ===========    ===========    ===========


     Accumulated depreciation is associated with the following components:


                                                   DECEMBER 31          MARCH 31
                                             -----------------------   ----------
                                                1996         1997         1998
                                                ----         ----         ----
Buildings..................................  $  587,204   $  680,147   $  705,368
Machinery and equipment....................   2,841,425    3,333,988    3,468,735
Vehicles...................................     269,588      312,004      329,378
Furniture and fixtures.....................      44,201       75,191       84,678
                                             ----------   ----------   ----------
  Total accumulated depreciation...........  $3,742,418   $4,401,330   $4,588,159
                                             ==========   ==========   ==========



     In 1995, the Company recorded a write-down of $269,645 for various equipment, which continued to be held and used, to properly reflect management's estimated net realizable values, which were determined based on the fair market appraisal performed on the Stockton equipment. The charge is included in cost of goods sold. The major portion of the write-down, $145,000, related to breaking equipment at the Stockton facility.

                    PRIMERA FOODS CORPORATION AND SUBSIDIARY

(4) LONG-TERM DEBT


     The Company has a $7 million credit and security agreement with First Bank Systems Business Finance (FBS). This agreement has three components: Revolving credit with a maximum amount of $5.5 million, Term Loan A with an existing balance at December 31, 1997 and March 31, 1998 of $425,015 and $310,016,
respectively, and unused available Equipment Loan with a maximum amount of $1 million. As of December 31, 1997 and March 31, 1998, the Company had only drawn amounts under the revolving credit facility and Term Loan A. The revolving credit facility bears interest at the bank's base rate plus 0.25% and terminates on June 30, 2000. Interest is computed daily and paid monthly. The credit agreement was amended on May 30, 1997. Previous to this amendment, the interest rate for the revolver was the bank base rate plus 0.75%. The note is secured by a security interest in the Company's accounts receivable, intangibles, inventory, and property and equipment. The bank's base rate at December 31, 1996 and 1997 and at March 31, 1998 was 8.25%, 8.50% and 8.50%, respectively. The Company pays a commitment fee of 0.0375% per annum on the average daily unused revolving credit facility amount.


     The Company has assigned its trade accounts receivable to FBS, and any receipts on receivables are remitted directly into a lock box to be applied to the Company's collateral account for application against the revolving credit note.


     The Company's loan agreements with FBS contain covenants which, among other matters, limit the ability of the Company to make capital expenditures, loans, advances to related parties, and payment of interest on the notes payable to shareholders and limits the payment of dividends to 25 percent of net income provided the Company is in compliance with all other covenants. The Company must also maintain certain ratios regarding leverage and cash flow, among other restrictions. The Company was in compliance with these financial covenants as of December 31, 1996 and 1997 and March 31, 1998.



     As of December 31, 1996, 1997 and March 31, 1998, the available unused revolving credit note was $4,770,000, $2,642,410 and $2,052,165, respectively.



     The weighted average interest rate for the years ended December 31, 1996 and 1997 and the three month period ended March 31, 1998 was 9.6%, 8.8% and 8.4%, respectively.

                    PRIMERA FOODS CORPORATION AND SUBSIDIARY

     Long-term debt consists of the following:


                                                                   DECEMBER 31            MARCH 31
                                                             ------------------------    ----------
                                                                1996          1997          1998
                                                                ----          ----          ----
Notes payable--First Bank Systems Business Finance:
  Revolving credit note of $5.5 million..................    $2,529,859    $2,807,590    $3,397,836
  Note payable in monthly installments of $38,333, plus
     interest at prime rate plus 0.25% with final payment
     in full due on June 30, 2000; secured by inventory,
     accounts receivable, general intangibles, and a
     guarantee by a stockholder of Cham Foods (Israel)
     Ltd. The prime rate at December 31, 1996 and 1997
     and at March 31, 1998 was 8.25%, 8.50% and 8.50%,
     respectively........................................       885,011       425,015       310,016
Mortgage payable--United Community Bank and Bank of Sun
  Prairie:
  Mortgage payable in monthly installments of $10,351
     including interest at 8%, with final payment in full
     due on February 1, 1999; secured by a first real
     estate mortgage on property in Perham, Minnesota and
     a guarantee by a stockholder of Cham Foods (Israel)
     Ltd.................................................     1,154,781     1,121,758     1,112,781
Mortgage payable--Bank of Sun Prairie:
  Mortgage payable in monthly installments of $3,352
     including interest at 8%, with final payment in full
     due on December 17, 1998; secured by a first real
     estate mortgage on property in Cameron, Wisconsin
     and a guarantee by a stockholder of Cham Foods
     (Israel) Ltd........................................       370,560       359,999       357,126
                                                             ----------    ----------    ----------
                                                              4,940,211     4,714,362     5,177,759
Less current maturities..................................      (503,455)     (820,156)   (1,780,079)
                                                             ----------    ----------    ----------
     Total long-term debt................................    $4,436,756    $3,894,206    $3,397,680
                                                             ==========    ==========    ==========



     Aggregate annual maturities of long-term debt as of December 31, 1997 are as follows:



1998........................................................    $  820,156
1999........................................................     1,086,616
2000........................................................     2,807,590
                                                                ----------
                                                                $4,714,362
                                                                ==========

                    PRIMERA FOODS CORPORATION AND SUBSIDIARY

(5) INCOME TAXES


     The tax provision for the years ended December 31, 1995, 1996 and 1997 and the three month period ended March 31, 1998 differs from the amount computed by applying the U.S. federal income tax rate of 34% to pretax income from continuing operations as a result of the following:



                                                              DECEMBER 31
                                                   ----------------------------------    MARCH 31
                                                      1995        1996        1997         1998
                                                      ----        ----        ----       --------
Computed tax expense at statutory rate...........  $  184,000   $617,139   $1,481,197    $356,355
Increase (reduction) in income taxes resulting
  from:
  State and local income taxes, net of federal
     income benefit..............................      28,000    118,128       93,221      44,938
  Change in the beginning of the year balance of
     the valuation allowance for deferred tax
     assets allocated to income tax expense......    (218,000)   (96,371)    (436,613)         --
  Adjustment to provision for additional taxes...          --         --      170,456          --
  Other..........................................       6,000      2,517        6,365      (3,013)
                                                   ----------   --------   ----------    --------
                                                   $       --   $641,413   $1,314,626    $398,280
                                                   ==========   ========   ==========    ========



     Components of income tax expense are as follows:



                                                CURRENT     DEFERRED     TOTAL
                                                -------     --------     -----
YEAR ENDED DECEMBER 31, 1995
Federal......................................  $       --   $     --   $       --
State........................................          --         --           --
                                               ----------   --------   ----------
                                               $       --   $     --   $       --
                                               ==========   ========   ==========
YEAR ENDED DECEMBER 31, 1996
Federal......................................     178,977    283,454      462,431
State........................................          --    178,982      178,982
                                               ----------   --------   ----------
                                               $  178,977   $462,436   $  641,413
                                               ==========   ========   ==========
YEAR ENDED DECEMBER 31, 1997
Federal......................................   1,032,251    141,131    1,173,382
State........................................     124,779     16,465      141,244
                                               ----------   --------   ----------
                                               $1,157,030   $157,596   $1,314,626
                                               ==========   ========   ==========
THREE MONTH PERIOD ENDED MARCH 31, 1998
Federal......................................     313,831     16,361      330,192
State........................................      64,933      3,155       68,088
                                               ----------   --------   ----------
                                               $  378,764   $ 19,516   $  398,280
                                               ==========   ========   ==========

                    PRIMERA FOODS CORPORATION AND SUBSIDIARY

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1997 and March 31, 1998 are presented below:



                                                     DECEMBER 31,
                                                 --------------------    MARCH 31,
                                                   1996        1997        1998
                                                   ----        ----      ---------
Deferred tax assets:
  Net operating loss carryforwards.............  $ 218,551   $     --    $     --
  AMT credit carryforwards.....................    362,281         --          --
  Self-insured health insurance................     24,287         --          --
  Bad debt.....................................     23,402     24,739      15,224
  Uniform capitalization.......................     41,006     49,364      49,860
  Accrued interest.............................         --        982         982
  Other........................................      3,510      7,993      17,012
                                                 ---------   --------    --------
     Gross deferred asset......................    673,037     83,078      83,078
Valuation allowance............................   (436,613)        --          --
                                                 ---------   --------    --------
     Net deferred tax asset....................  $ 236,424   $ 83,078    $ 83,078
                                                 =========   ========    ========
Deferred tax liabilities:
  Depreciation.................................    940,314    958,110     958,110
  Other........................................     13,546         --          --
                                                 ---------   --------    --------
     Deferred tax liabilities..................  $ 953,860   $958,110    $958,110
                                                 =========   ========    ========



     Prior to the year ended December 31, 1995, the Company had experienced either loss or break-even results for nine years. While the Company was profitable in the third quarter of 1995, it returned to a loss position in the fourth quarter of 1995 and again in the first quarter of 1996. Based on the Company's history of losses and break-even operating performance management established valuation allowances as of December 31, 1995 and 1996. Management concluded at the time that it was not "more likely than not" that the Company would be able to realize all of its deferred tax assets given its operating history. In 1997 the Company had strong operating results and has now completed seven consecutive profitable quarters. Therefore, management has now concluded that a valuation allowance against the remaining deferred tax assets is no longer warranted.



     The net change in the total valuation allowance for the years ended December 31, 1996 and 1997 was a decrease of $96,371 and $436,613, respectively, related primarily to operating loss and alternative minimum tax credit carryforwards. The reduction in the amount of the valuation allowance each year has been based on the amount of the deferred tax assets which more likely than not have been realized coupled with management's estimate of the deferred tax assets that will be realized due to profitable operations in future periods and the future reversals of existing taxable temporary differences.



     At December 31, 1996 and 1997, the Company had federal income tax carryforwards of net operating losses of approximately $526,000 and $0, respectively. The 1996 carryforwards were used to offset taxable income in 1997.



     The Company, in 1997, has determined that a valuation allowance for the deferred tax assets is not required since it is more likely than not that they will be realized through future reversals of existing taxable temporary differences and future taxable income.

                    PRIMERA FOODS CORPORATION AND SUBSIDIARY

(6) STOCKHOLDERS' EQUITY



(a) Stock Options



     In 1997, the Board of Directors and stockholders of the Company approved the 1997 Stock Option Plan (the Stock Option Plan). The purpose of the Stock Option Plan is to enhance the Company's ability to attract and retain qualified employees and members of the Board of Directors. Under the Stock Option Plan, the number of options granted may not exceed 400,000. Options have a 10-year life. With the completion of the Company's initial public offering, the options granted to employees will vest over a three-year period with one-third of the options vesting each year commencing one year after the date of grant. Options granted to directors vest at the later of the completion of the Company's initial public offering or the date of grant.



                                      WEIGHTED-AVERAGE     OPTIONS
                                       EXERCISE PRICE     AVAILABLE      OPTIONS        OPTIONS
                                         PER SHARE        FOR GRANT    OUTSTANDING    EXERCISABLE
                                      ----------------    ---------    -----------    -----------
Balance at December 31, 1996......         $  --                --            --          --
1997 Plan.........................            --           400,000            --          --
Granted...........................          7.50*          230,300       169,700          --
                                           -----           -------       -------          --
Balance at December 31, 1997......         $7.50           230,300       169,700          --
                                           =====           =======       =======          ==


-------------------------

* Equal to the initial public offering price estimated to be $7.50 per share.



     The Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date, there is no compensation expense recognized.



     Pro forma information regarding net income is required by SFAS 123, Accounting for Stock-Based Compensation, which also requires that the information be determined as if the Company has accounted for its employee stock options granted under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the minimum value method of an option pricing model with the following weighted average assumptions:



                                                                 1997
                                                                 ----
Expected dividend yield.....................................       0.00%
Risk-free interest rate.....................................       5.91%
Weighted average expected life..............................    5 years



     Option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                    PRIMERA FOODS CORPORATION AND SUBSIDIARY

     If the Company had elected to recognize compensation cost consistent with the methodology prescribed under SFAS No. 123, the Company's net income and basic/diluted earnings per share for the year ended December 31, 1997 would have been as follows:



                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    1997
                                                                ------------
Net income as reported......................................     $3,041,835
Pro forma net income........................................      2,933,295
                                                                 ----------
Basic/diluted earnings per share............................     $     0.78
Pro forma earnings per share................................           0.76
                                                                 ==========



     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts as additional awards in future years are anticipated.



(b) Preferred Stock



     The Board of Directors has the authority, subject to any limitations prescribed by law, without further action by the stockholders, to issue up to an aggregate of 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions granted to or imposed upon any unissued shares of preferred stock and to fix the number of shares constituting any series and the designations of such series. The shares noted above constitute "blank check" preferred stock and, as of the date of the financial statements, the Board of Directors has not yet designated any series thereof or any rights, preferences, privileges, or restrictions attaching thereto. The issuance of preferred stock could adversely affect the voting power of the holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and may have the effect of delaying, deferring, or preventing a change in control of the Company. The Company has no present plan to issue any preferred stock.



(7) LEASES



     The Company leases certain trucks, a warehouse, and the Stockton breaking facility under operating leases. The lease terms range from month-to-month to eight years at inception. Rent expense for the years ended December 31, 1995, 1996, and 1997 and for the three month period ended March 31, 1998 was $120,690, $93,870, $244,532 and $53,698, respectively. Future minimum lease payments due under these leases for the years ended December 31, are as follows:



1998........................................................    $ 78,178
1999........................................................      78,178
2000........................................................      19,868
                                                                --------
                                                                $176,224
                                                                ========

                    PRIMERA FOODS CORPORATION AND SUBSIDIARY

(8) RELATED PARTIES AND RELATED PARTY TRANSACTIONS


     Following is a schedule of amounts due to/due from related parties:


                                                     DECEMBER 31            MARCH 31
                                               ------------------------    ----------
                                                  1996          1997          1998
                                                  ----          ----          ----
Accounts receivable:
  Cham Foods (Israel) Ltd..................    $  168,289    $  198,413    $   13,262
Notes receivable:
  Jon Luikart..............................        12,500        42,500        30,000
  Weinberg Foods...........................        11,194            --            --
                                               ----------    ----------    ----------
                                               $  191,983    $  240,913    $   43,262
                                               ==========    ==========    ==========
Payable:
  Cham Foods Ltd...........................       934,044       575,070       581,131
Notes payable:
  Cham Foods Ltd...........................     2,462,850     3,283,800     3,283,800
  Canadian stockholders....................       375,700            --            --
  Egis Holdings Limited....................     1,790,000       744,750       744,750
  M. Shevi Family Asset Ltd................       200,000            --            --
                                               ----------    ----------    ----------
                                                4,828,550     4,028,550     4,028,550
                                               ----------    ----------    ----------
                                               $5,762,594    $4,603,620    $4,609,681
                                               ==========    ==========    ==========



     The Company has unsecured notes payable to related parties totaling $4,828,550, $4,028,550 and $4,028,550 at December 31, 1996 and 1997 and at March
31, 1998, respectively, bearing interest at a rate not to exceed the bank's reference rate plus 0.5% to be compounded daily and paid monthly or quarterly. The Company paid $358,774, $332,605 and $69,781 of interest to these related parties during the years ended December 31, 1996 and 1997 and for the three month period ended March 31, 1998, respectively. The Company owed interest of $84,489, $10,000 and $21,647 on these notes at December 31, 1996 and 1997 and at March 31, 1998, respectively, which is reflected in accrued interest payable. These related parties are all companies owned all or in part by certain of the Company's stockholders. The notes payable are due on demand but the stockholders have stated that they will not call the notes during calendar year 1998, except for $2 million, which will be repaid upon completion of the initial public offering. As such, this amount is classified as a current liability.



     Cham Foods (Israel) Ltd. and Egis Holdings Limited are companies owned all or in part by certain of the Company's stockholders. Michael Shevi is a stockholder, director, and Chairman of the Board of Cham Foods (Israel) Ltd. All receivables due from Cham Foods (Israel) Ltd. are expected to be collected during the year. Interest is not charged on outstanding accounts receivable. The Company purchased $1,300,789, $870,187 and $267,911 of ingredients from Cham Foods (Israel) Ltd. during the years ended December 31, 1996 and 1997 and the three-month period ended March 31, 1998, respectively. The Company pays interest at a rate of 8% on Cham Foods (Israel) Ltd. payables outstanding over 90 days.



     The Company leases its Stockton facility on a month-to-month basis from an employee for $3,334 per month. Rent of $40,008 was paid by the Company for its Stockton facility for each of the years ended December 31, 1996 and 1997, respectively.



     Beginning in the year ended December 31, 1996, the Company paid Cham Foods (Israel) Ltd. a consulting fee for ongoing management advice. These fees were $70,000, $110,000 and $27,500 for the years ended December 31, 1996 and 1997 and for the three month period ended March 31, 1998, respectively.

                    PRIMERA FOODS CORPORATION AND SUBSIDIARY

     Mr. Luikart received a loan from the Company of $12,500 in October 1996. This loan has been repaid in the period ended March 31, 1998. Mr. Luikart received a second loan from the Company of $30,000 in February 1997. The second loan is due in February 2007 and charges an annual interest rate of 6.0%.



(9) COMMITMENTS AND CONTINGENCIES



(a) Purchase Contracts


     The Company has a supply contract with Golden Oval Eggs, a division of Midwest Investors of Renville, Inc. (Midwest), whereby Midwest sells eggs produced in its Renville facility to the Company. The agreement's initial term expires in November 2001. Either party retains the right to end this agreement at any time subsequent to November 2001 by notifying the other party in writing two years in advance. The purchase price for the eggs purchased is partially based on the Company's selling price of the egg powder produced less an agreed-upon contribution charge.


(b) Sales Contracts



     At December 31, 1997, the Company has agreements with certain of its customers to sell merchandise over periods ranging up to four months in length at specified prices. The Company's aggregate commitment under sales agreements is approximately $3,127,000 and $8,023,000 as of December 31, 1997 and March 31, 1998, respectively.



(c) Other


     The Company has a letter of credit totaling $250,000 outstanding with a bank to cover purchases from suppliers in the event the Company is unable to make payments to certain suppliers.


(d) Employment Agreements



     In December 1997, Mr. Luikart entered into a three-year employment agreement with the Company effective as of January 1, 1997. The agreement provides for an annual base salary in 1997 and 1998 of $120,000 and $140,000, respectively, and an annual base salary for 1999 to be agreed upon between Mr. Luikart and the Company. In addition, the Company has agreed to pay Mr. Luikart an annual cash bonus equal to 3% of the Company's net income for each year during the term of the agreement. Mr. Luikart's employment agreement contains a noncompete agreement. Mr. Luikart is also reimbursed for life insurance premiums with respect to a $500,000 term policy. Mr. Luikart has the use of a Company-owned automobile.



(e) Warrants



     In connection with the Company's proposed initial public offering, the Company will issue warrants to purchase up to 150,000 shares of common stock (subject to certain antidilution adjustments) to the representative of the Underwriters. The warrants will be exercisable for a period of five years commencing one year after the effective date of the Registration Statement, and cannot be transferred for a period of one year from the date of issuance except to the Underwriters, selling group members, and their officers or partners. The exercise price per share for the warrants is equal to 120% of the initial price to the public in the initial public offering and may be paid in cash or on a cashless net issuance basis by foregoing receipt of a number of shares otherwise issuable upon exercise having a fair market value equal to the aggregate exercise price. During the exercise period, holders of the warrants are entitled to certain demand and incidental registration rights with respect to the securities issuable upon exercise.

                    PRIMERA FOODS CORPORATION AND SUBSIDIARY

(f) Egg-laying Operations (Unaudited)



     The Company plans to construct a $15 million egg-laying and breaking facility, together with a feed mill, near the Company's Cameron, Wisconsin facility. The Company has not yet obtained any commitment for the debt financing necessary to construct this facility and there can be no assurance it will obtain the necessary financing on terms acceptable to the Company, if at all. The Company anticipates using $2 million of the net proceeds from its planned initial public offering to finance a portion of this project.



(10) 401(K) PROFIT SHARING PLAN



     The Company has a 401(k) Profit Sharing Plan (the Plan), which covers substantially all full-time employees. Employees are allowed to contribute up to 15% of their pretax annual compensation. Additionally, the Company makes a matching contribution to the Plan of an amount equal to 20% of the first 5% of base compensation that a participant contributes to the Plan. Matching contributions totaled $1,104, $5,925, $13,844, and $5,663 for the years ended December 31, 1995, 1996, and 1997, and for the three month period ended March 31, 1998, respectively.



(11) MAJOR CUSTOMERS AND SUPPLIERS



     The following summarizes significant customers comprising 10% or more of the Company's net sales:



                                                                        THREE MONTH
                                                      YEARS ENDED       PERIOD ENDED
                                                      DECEMBER 31         MARCH 31
                                                   ------------------   ------------
                                                   1995   1996   1997       1998
                                                   ----   ----   ----       ----
Customer A.......................................   16%    20%    26%        29%
Customer B.......................................   10%    19%    14%        19%



     The Company received approximately 16.4%, 28.7%, 36.2% and 40.4% of its raw material requirements for its liquid eggs from Midwest Investors--Golden Oval in the years ended December 31, 1995, 1996, and 1997, and for the three-month period ended March 31, 1998, respectively.



     The Company has sales in the United States and 11 foreign countries for the year ended December 31, 1997. Segment information by geographic area is as follows:



                                                                        THREE MONTH
                                                                        PERIOD ENDED
                                      YEAR ENDED DECEMBER 31              MARCH 31
                              ---------------------------------------   ------------
                                 1995          1996          1997           1998
                                 ----          ----          ----           ----
United States...............  $31,861,571   $50,484,025   $44,723,822   $11,446,890
Europe......................    1,098,103     1,059,925     4,621,135       122,414
Other.......................      175,975     2,164,027     1,030,086        56,892
                              -----------   -----------   -----------   -----------
                              $33,135,649   $53,707,977   $50,375,043   $11,626,196
                              ===========   ===========   ===========   ===========



(12) SUBSEQUENT EVENTS



     During February 1998, a former officer entered into an employment agreement that goes into effect on March 1, 1998. Under the new agreement, the former officer will receive $3,000 per month plus a sales commission based on the number of pounds of product he sells. In addition, the former officer will retain benefits accorded employees of the Company and will be compensated for travel and office expenses. This agreement supercedes all previous agreements between the Company and the former officer.

                    DISPLAY PHOTO OF CONSUMER FOOD PRODUCTS

     Primera's value-added dried egg products are used as an ingredient by consumer food companies for ready-to-eat and ready-to-prepare foods.

           =========================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN PRIMERA FOODS CORPORATION OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                          PAGE
                                          ----
Prospectus Summary......................     3
Risk Factors............................     6
Use of Proceeds.........................    13
Dividend Policy.........................    14
Capitalization..........................    15
Dilution................................    16
Selected Consolidated Financial and
  Operating Data........................    17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    18
Business................................    25
Management..............................    30
Certain Transactions....................    35
Principal Stockholders..................    36
Description of Capital Stock............    37
Shares Eligible for Future Sale.........    39
Underwriting............................    40
Legal Matters...........................    41
Experts.................................    41
Additional Information..................    42
Index to Financial Statements...........   F-1


                               ------------------

     UNTIL           , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
           =========================================================
           =========================================================

                                1,500,000 SHARES


                         PRIMERA FOODS CORPORATION LOGO

                                  COMMON STOCK


                       CRUTTENDEN ROTH INCORPORATED LOGO


           =========================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions and the Representative's non-accountable expense allowance, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.


                                                                  AMOUNT
                                                                  ------
SEC Registration Fee........................................    $  4,495.84
NASD Filing Fee.............................................       1,880.00
Nasdaq Stock Market Listing Fee.............................      10,000.00
Accounting Fees and Expenses................................     140,000.00
Legal Fees and Expenses.....................................     135,000.00
Printing Expenses...........................................      45,000.00
Blue Sky Fees and Expenses..................................       5,000.00
Transfer Agent Fees and Expenses............................       1,000.00
Miscellaneous...............................................       2,624.16
                                                                -----------
     Total..................................................    $345,000.00
                                                                ===========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which permits a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except
(i) for any breach of the director's fiduciary duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or
(iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Restated Certificate of Incorporation contains provisions permitted by Section 102(b)(7) of the DGCL.

     Reference is made to Section 145 of the DGCL which provides that a corporation may indemnify any person, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal actions or proceedings, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify directors and/or officers in an action or suit by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or officer actually and reasonably incurred. The Registrant's Restated Certificate of Incorporation filed as Exhibit 3.1 to this Registration Statement provides for indemnification of directors of the Registrant to the fullest extent permitted by the DGCL.

     Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify the directors, officers and controlling persons of the Registrant against certain civil liabilities that may be incurred in connection with the initial public offering, including certain liabilities under the Securities Act.

     The Restated Bylaws of the Company filed as Exhibit 3.2 to this Registration Statement contain provisions requiring indemnification of directors and officers to the maximum extent permitted by Delaware law.

     Prior to the date of this Prospectus, the Company intends to enter into an agreement with each director providing for indemnification to the fullest extent permitted under Delaware law against liability for damages and expenses, including attorneys' fees, arising out of threatened, pending or completed legal actions, suits or proceedings by reason of the fact that such person is or was a director, officer or employee of the Company. The agreement will permit the director to demand certain advances against, or the creation of a trust for, expenses to be incurred in defending any covered claim.

     The Registrant may provide liability insurance for each director and officer for certain losses arising from claims or charges made against such officer or director while acting in his or her capacities as directors or officers of the Registrant.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     Between October and November 1997, the Registrant granted an aggregate of 169,700 stock options to eight employees and a director. Additionally, in April 1998, the Registrant granted an aggregate of 50,000 stock options to one employee. The Company believes that the grant of such options is exempt from registration under the Securities Act because no sale of securities was consummated. To the extent there was a sale, such sale was exempt under Section 4(2) and/or Rule 701 of Securities Act. The Company intends to file a registration statement on Form S-8 under the Securities Act within 30 days after the effective date of this Registration Statement.


ITEM 16. EXHIBITS.

     (a) Exhibits.


            1.1*  Form of Underwriting Agreement.
            1.2*  Form of Representative's Warrants.
            3.1*  Restated Certificate of Incorporation of Registrant.
            3.2*  Restated Bylaws of Registrant.
            4.1   Specimen Common Stock Certificate.
            5.1   Opinion of Messerli & Kramer P.A.
           10.1*  1997 Stock Option Plan.
           10.2*  Employment Agreement with Jon E. Luikart.
           10.3* Line of Credit agreement with FBS (exhibits available to the SEC upon request).
           10.4 Agreement with Golden Oval Eggs (confidential treatment sought with respect to certain redacted portions).
           10.5*  Cham Foods Consulting Agreement.
           10.6*  Form of Indemnification Agreement.
           10.7   Agreement with Weinberg Foods, Inc.
           10.8   Promissory Note from Jon E. Luikart.
           23.1   Consent of KPMG Peat Marwick LLP.
           23.2   Consent of Messerli & Kramer P.A. (included in Exhibit 5.1).

23.3       Consent of Urner Barry Publications, Inc.
23.4       Consent of PESI, Incorporated.
23.5       Consent of Factset Research Systems Inc.
23.6       Consent of Institute of Food Technologists (publisher of Food Technology Magazine).
24.1*      Power of Attorney (included in signature page).
27.1       Financial Data Schedule (Edgar filing only).


-------------------------

* Previously filed as part of the Registration Statement.


     (b) Financial Statement Schedules

         Schedule II -- Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of competent jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     The undersigned Registrant hereby undertakes:



          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:



        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;



        (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.



        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;



          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cameron, State of Wisconsin, on April 30, 1997.


                                          PRIMERA FOODS CORPORATION

                                          By:      /s/ JON E. LUIKART

                                            ------------------------------------
                                                      Jon E. Luikart,
                                               President and Chief Executive
                                                           Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS, IN THE CAPACITIES AND ON THE DATES STATED.



                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

                 /s/ JON E. LUIKART                    President and Chief Executive    April 30, 1997
-----------------------------------------------------  Officer and Director (Principal
                   Jon E. Luikart                      Executive Officer)

                  /s/ JON D. GOETZE                    Chief Financial Officer          April 30, 1997
-----------------------------------------------------  (Principal Financial and
                    Jon D. Goetze                      Accounting Officer)

        /s/ JON E. LUIKART, ATTORNEY-IN-FACT           Chairman of the Board and        April 30, 1997
-----------------------------------------------------  Director
                    Michael Shevi

        /s/ JON E. LUIKART, ATTORNEY-IN-FACT           Director                         April 30, 1997
-----------------------------------------------------
                  Sandor Hofstadter

        /s/ JON E. LUIKART, ATTORNEY-IN-FACT           Director                         April 30, 1997
-----------------------------------------------------
                    Alex Grossman

        /s/ JON E. LUIKART, ATTORNEY-IN-FACT           Director                         April 30, 1997
-----------------------------------------------------
                  Gordon E. Hecker

                               INDEX TO EXHIBITS


EXHIBIT                                                                    PAGE
NUMBER                             DESCRIPTION                             NO.
-------                            -----------                             ----

 1.1*      Form of Underwriting Agreement.
 1.2*      Form of Representative's Warrants.
 1.3*      Restated Certificate of Incorporation of Registrant.
 3.2*      Restated Bylaws of Registrant.
 4.1       Specimen Common Stock Certificate.
 5.1       Opinion of Messerli & Kramer P.A.
10.1*      1997 Stock Option Plan.
10.2*      Employment Agreement with Jon E. Luikart.
10.3*      Line of Credit agreement with FBS (exhibits available to the
           SEC upon request).
10.4       Agreement with Golden Oval Eggs (confidential treatment
           sought with respect to certain redacted portions).
10.5*      Cham Foods Consulting Agreement.
10.6*      Form of Indemnification Agreement.
10.7       Agreement with Weinberg Foods, Inc.
10.8       Promissory Note from Jon E. Luikart
23.1       Consent of KPMG Peat Marwick LLP.
23.2       Consent of Messerli & Kramer P.A. (included in Exhibit 5.1).
23.3       Consent of Urner Barry Publications, Inc.
23.4       Consent of PESI, Incorporated.
23.5       Consent of Factset Research Systems Inc.
23.6       Consent of Institute of Food Technologists (publisher of
           Food Technology magazine).
24.1*      Power of Attorney (included in signature page).
27.1       Financial Data Schedule (Edgar filing only).


-------------------------

* previously filed as part of the Registration Statement

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS


               COLUMN A                  COLUMN B          COLUMN C          COLUMN D         COLUMN E
               --------                  --------          --------          --------         --------
                                         BALANCE
                                            AT
                                         BEGINNING        ADDITIONS
                                         OF            CHARGED TO COSTS                      BALANCE AT
             DESCRIPTIONS                 PERIOD         AND EXPENSES        DEDUCTIONS     END OF PERIOD
---------------------------------------  --------          --------          ---------        --------
Year Ended December 31, 1995
  Allowance for Doubtful Accounts......  $17,000           $ 40,128          $   (724)        $ 56,404
  Deferred Tax Asset Valuation.........  750,855                 --          (217,871)         532,984
                                         --------          --------          ---------        --------
                                         $767,855          $ 40,128          $(218,595)       $589,388
                                         ========          ========          =========        ========
Year Ended December 31, 1996
  Allowance for Doubtful Accounts......  $56,404           $ 63,378          $(59,782)        $ 60,000
  Deferred Tax Asset Valuation.........  532,984                 --           (96,371)         436,613
                                         --------          --------          ---------        --------
                                         $589,388          $ 63,378          $(156,153)       $496,613
                                         ========          ========          =========        ========
Year Ended December 31, 1997
  Allowance for Doubtful Accounts......  $60,000           $  5,000          $     --         $ 65,000
  Deferred Tax Asset Valuation.........  436,613                 --          (436,613)              --
                                         --------          --------          ---------        --------
                                         $496,613          $  5,000          $(436,613)       $ 65,000
                                         ========          ========          =========        ========
Three Months Ended March 31, 1998
  Allowance for Doubtful Accounts......  $65,000           $     --          $(25,000)        $ 40,000
  Deferred Tax Asset Valuation.........       --                 --                --               --
                                         --------          --------          ---------        --------
                                         $65,000           $     --          $(25,000)        $ 40,000
                                         ========          ========          =========        ========


                                       S-1